Statement of Management’s Responsibility

for Financial Information

Management of Bank of Montreal (the “bank”) is responsible for the preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and meet the applicable requirements of the Canadian Securities Administrators (“CSA”) and the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act (Canada) and related regulations, including interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada.

The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102, Continuous Disclosure Obligations of the CSA, as well as Item 303, Management’s Discussion and Analysis of Financial Condition and Results of Operations of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, and risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.

The financial information presented in the bank’s Annual Report is consistent with that in the consolidated financial statements.

In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. Our internal controls are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained, and that we are in compliance with all regulatory requirements. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, who conduct periodic audits of all aspects of our operations.

As of October 31, 2015, we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and with the SEC pursuant to National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and the Securities Exchange Act of 1934.

In order to provide their audit opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors audit our system of internal controls over financial reporting and conduct work to the extent that they consider appropriate. Their audit opinion on the bank’s internal control over financial reporting as of October 31, 2015 is set forth on page 134.

The Board of Directors, based on recommendations from its Audit and Conduct Review Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.

The Audit and Conduct Review Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and for reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors, its Audit and Conduct Review Committee and other relevant committees to discuss audit, financial reporting and related matters.

The Office of the Superintendent of Financial Institutions Canada conducts examinations and inquiries into the affairs of the bank as are deemed necessary to ensure that the provisions of the Bank Act, with respect to the safety of the depositors, are being duly observed and that the bank is in sound financial condition.

William A. Downe	Thomas E. Flynn	Toronto, Canada
Chief Executive Officer	Chief Financial Officer	December 1, 2015

132	BMO Financial Group 198th Annual Report 2015

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

We have audited the accompanying consolidated financial statements of Bank of Montreal (the “Bank”), which comprise the consolidated balance sheets as at October 31, 2015 and October 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2015 and October 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of October 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 1, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of the Bank’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

December 1, 2015

Toronto, Canada

BMO Financial Group 198th Annual Report 2015	133

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Bank of Montreal

We have audited Bank of Montreal’s (the “Bank”) internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Bank as at October 31, 2015 and 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 1, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

December 1, 2015

Toronto, Canada

134	BMO Financial Group 198th Annual Report 2015

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2015	2014	2013
Interest, Dividend and Fee Income
Loans	$11,263	$10,997	$10,951
Securities (Note 3)	1,912	1,862	2,132
Deposits with banks	190	182	182
	13,365	13,041	13,265
Interest Expense
Deposits	2,681	2,865	2,727
Subordinated debt	171	150	145
Other liabilities	1,543	1,565	1,716
	4,395	4,580	4,588
Net Interest Income	8,970	8,461	8,677
Non-Interest Revenue
Securities commissions and fees	953	934	846
Deposit and payment service charges	1,077	1,002	916
Trading revenues	987	949	849
Lending fees	737	680	603
Card fees	460	462	461
Investment management and custodial fees	1,500	1,246	971
Mutual fund revenues	1,385	1,073	832
Underwriting and advisory fees	706	744	659
Securities gains, other than trading (Note 3)	171	162	285
Foreign exchange, other than trading	172	179	172
Insurance revenue	1,762	2,008	1,212
Other	509	323	347
	10,419	9,762	8,153
Total Revenue	19,389	18,223	16,830
Provision for Credit Losses (Note 4)	612	561	587
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities (Note 14)	1,254	1,505	767
Non-Interest Expense
Employee compensation (Notes 22 and 23)	7,081	6,242	5,842
Premises and equipment (Note 9)	2,137	1,908	1,833
Amortization of intangible assets (Note 11)	411	382	346
Travel and business development	605	542	514
Communications	314	289	291
Business and capital taxes	45	39	39
Professional fees	595	622	527
Other	994	897	834
	12,182	10,921	10,226
Income Before Provision for Income Taxes	5,341	5,236	5,250
Provision for income taxes (Note 24)	936	903	1,055
Net Income	$4,405	$4,333	$4,195
Attributable to:
Bank shareholders	4,370	4,277	4,130
Non-controlling interest in subsidiaries (Notes 16 and 17)	35	56	65
Net Income	$4,405	$4,333	$4,195
Earnings Per Share (Canadian $) (Note 25)
Basic	$6.59	$6.44	$6.19
Diluted	6.57	6.41	6.17

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

William A. Downe	Philip S. Orsino
Chief Executive Officer	Chairman, Audit and Conduct Review Committee

BMO Financial Group 198th Annual Report 2015	135

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)	2015	2014	2013
Net Income	$4,405	$4,333	$4,195
Other Comprehensive Income (Loss)
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the year (1)	(166)	28	(10)
Reclassification to earnings of (gains) in the year (2)	(65)	(77)	(50)
	(231)	(49)	(60)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (3)	528	247	(25)
Reclassification to earnings of (gains) on cash flow hedges (4)	(57)	(98)	(125)
	471	149	(150)
Net gain on translation of net foreign operations
Unrealized gains on translation of net foreign operations	3,187	1,378	741
Unrealized (losses) on hedges of net foreign operations (5)	(482)	(415)	(409)
	2,705	963	332
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	200	(125)	298
Gains on remeasurement of own credit risk on financial liabilities designated at fair value (Note 1) (7)	120	–	–
	320	(125)	298
Other Comprehensive Income	3,265	938	420
Total Comprehensive Income	$7,670	$5,271	$4,615
Attributable to:
Bank shareholders	7,635	5,215	4,550
Non-controlling interest in subsidiaries (Notes 16 and 17)	35	56	65
Total Comprehensive Income	$7,670	$5,271	$4,615

(1)	Net of income tax (provision) recovery of $63 million, $(22) million and $9 million for the year ended, respectively.
(2)	Net of income tax provision of $24 million, $37 million and $22 million for the year ended, respectively.
(3)	Net of income tax (provision) recovery of $(188) million, $(79) million and $12 million for the year ended, respectively.
(4)	Net of income tax provision of $14 million, $28 million and $45 million for the year ended, respectively.
(5)	Net of income tax recovery of $167 million, $144 million and $146 million for the year ended, respectively.
(6)	Net of income tax (provision) recovery of $(51) million, $63 million and $(126) million for the year ended, respectively.
(7)	Net of income tax provision of $43 million for the year ended October 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

136	BMO Financial Group 198th Annual Report 2015

Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2015	2014
Assets
Cash and Cash Equivalents (Note 2)	$40,295	$28,386
Interest Bearing Deposits with Banks (Note 2)	7,382	6,110
Securities (Note 3)
Trading	72,460	85,022
Available-for-sale	48,006	46,966
Held-to-maturity	9,432	10,344
Other	1,020	987
	130,918	143,319
Securities Borrowed or Purchased Under Resale Agreements (Note 4)	68,066	53,555
Loans (Notes 4 and 6)
Residential mortgages	105,918	101,013
Consumer instalment and other personal	65,598	64,143
Credit cards	7,980	7,972
Businesses and governments	145,076	120,766
	324,572	293,894
Customers‘ liability under acceptances	11,307	10,878
Allowance for credit losses (Note 4)	(1,855)	(1,734)
	334,024	303,038
Other Assets
Derivative instruments (Note 8)	38,238	32,655
Premises and equipment (Note 9)	2,285	2,276
Goodwill (Note 11)	6,069	5,353
Intangible assets (Note 11)	2,208	2,052
Current tax assets	561	665
Deferred tax assets (Note 24)	3,162	3,019
Other (Note 12)	8,673	8,231
	61,196	54,251
Total Assets	$641,881	$588,659
Liabilities and Equity
Deposits (Note 13)
Banks	$27,135	$18,243
Businesses and governments	263,618	239,139
Individuals	147,416	135,706
	438,169	393,088
Other Liabilities
Derivative instruments (Note 8)	42,639	33,657
Acceptances (Note 14)	11,307	10,878
Securities sold but not yet purchased (Note 14)	21,226	27,348
Securities lent or sold under repurchase agreements (Note 14)	39,891	39,695
Current tax liabilities	102	235
Deferred tax liabilities (Note 24)	265	178
Other (Note 14)	43,953	43,263
	159,383	155,254
Subordinated Debt (Note 15)	4,416	4,913
Equity
Share capital (Note 17)	15,553	15,397
Contributed surplus	299	304
Retained earnings	18,930	17,237
Accumulated other comprehensive income	4,640	1,375
Total shareholders‘ equity	39,422	34,313
Non-controlling interest in subsidiaries (Notes 16 and 17)	491	1,091
Total Equity	39,913	35,404
Total Liabilities and Equity	$641,881	$588,659

The accompanying notes are an integral part of these consolidated financial statements.

BMO Financial Group 198th Annual Report 2015	137

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

For the Year Ended October 31 (Canadian $ in millions)	2015	2014	2013
Preferred Shares (Note 17)
Balance at beginning of year	$3,040	$2,265	$2,465
Issued during the year	950	1,200	–
Redeemed during the year	(750)	(425)	(200)
Balance at End of Year	3,240	3,040	2,265
Common Shares (Note 17)
Balance at beginning of year	12,357	12,003	11,957
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (Note 17)	58	223	130
Issued under the Stock Option Plan (Note 22)	51	131	116
Repurchased for cancellation (Note 17)	(153)	–	(200)
Balance at End of Year	12,313	12,357	12,003
Contributed Surplus
Balance at beginning of year	304	315	213
Stock option expense/exercised (Note 22)	–	(7)	(5)
Foreign exchange on redemption of preferred shares	–	–	107
Other	(5)	(4)	–
Balance at End of Year	299	304	315
Retained Earnings
Balance at beginning of year	17,237	15,087	13,456
Net income attributable to bank shareholders	4,370	4,277	4,130
Dividends – Preferred shares (Note 17)	(117)	(120)	(120)
– Common shares (Note 17)	(2,087)	(1,991)	(1,904)
Preferred shares redeemed during the year (Note 17)	(3)	–	–
Common shares repurchased for cancellation (Note 17)	(465)	–	(475)
Share issue expense	(5)	(16)	–
Balance at End of Year	18,930	17,237	15,087
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of year	156	205	265
Unrealized gains (losses) on available-for-sale securities arising during the year (1)	(166)	28	(10)
Reclassification to earnings of (gains) in the year (2)	(65)	(77)	(50)
Balance at End of Year	(75)	156	205
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of year	141	(8)	142
Gains (losses) on cash flow hedges arising during the year (3)	528	247	(25)
Reclassification to earnings of (gains) in the year (4)	(57)	(98)	(125)
Balance at End of Year	612	141	(8)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of year	1,368	405	73
Unrealized gains on translation of net foreign operations	3,187	1,378	741
Unrealized (losses) on hedges of net foreign operations (5)	(482)	(415)	(409)
Balance at End of Year	4,073	1,368	405
Accumulated Other Comprehensive Income on Pension and Other Post-Employment Plans
Balance at beginning of year	(290)	(165)	(463)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	200	(125)	298
Balance at End of Year	(90)	(290)	(165)
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of year	–	–	–
Gains on remeasurement of own credit risk on financial liabilities designated at fair value (Note 1) (7)	120	–	–
Balance at End of Year	120	–	–
Total Accumulated Other Comprehensive Income	4,640	1,375	437
Total Shareholders‘ Equity	$39,422	$34,313	$30,107
Non-controlling Interest in Subsidiaries
Balance at beginning of year	1,091	1,072	1,435
Net income attributable to non-controlling interest	35	56	65
Dividends to non-controlling interest	(37)	(52)	(73)
Redemption of securities of a subsidiary (Note 17)	–	–	(359)
Redemption of capital trust securities (Note 16)	(600)	–	–
Acquisitions (Note 10)	–	22	–
Other	2	(7)	4
Balance at End of Year	491	1,091	1,072
Total Equity	$39,913	$35,404	$31,179

(1)	Net of income tax (provision) recovery of $63 million, $(22) million and $9 million for the year ended, respectively.
(2)	Net of income tax provision of $24 million, $37 million and $22 million for the year ended, respectively.
(3)	Net of income tax (provision) recovery of $(188) million, $(79) million and $12 million for the year ended, respectively.
(4)	Net of income tax provision of $14 million, $28 million and $45 million for the year ended, respectively.
(5)	Net of income tax recovery of $167 million, $144 million and $146 million for the year ended, respectively.
(6)	Net of income tax (provision) recovery of $(51) million, $63 million and $(126) million for the year ended, respectively.
(7)	Net of income tax provision of $43 million for the year ended October 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

138	BMO Financial Group 198th Annual Report 2015

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2015	2014	2013
Cash Flows from Operating Activities
Net Income	$4,405	$4,333	$4,195
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading (Note 3)	12	8	17
Net (gain) on securities, other than trading (Note 3)	(183)	(170)	(302)
Net (increase) decrease in trading securities	15,613	(8,470)	(4,392)
Provision for credit losses (Note 4)	612	561	587
Change in derivative instruments – (Increase) decrease in derivative asset	(6,178)	(2,822)	20,240
– Increase (decrease) in derivative liability	9,320	1,402	(19,195)
Amortization of premises and equipment (Note 9)	378	365	348
Amortization of intangible assets (Note 11)	411	382	346
Net decrease in deferred income tax asset	226	241	203
Net increase (decrease) in deferred income tax liability	76	(42)	(65)
Net decrease in current income tax asset	298	546	389
Net increase (decrease) in current income tax liability	(141)	(226)	21
Change in accrued interest – (Increase) decrease in interest receivable	53	(36)	122
– Increase (decrease) in interest payable	(113)	160	(129)
Changes in other items and accruals, net	4,791	4,094	(364)
Net increase in deposits	7,967	9,814	35,739
Net (increase) in loans	(15,600)	(15,207)	(21,665)
Net increase (decrease) in securities sold but not yet purchased	(7,049)	4,429	(1,221)
Net increase (decrease) in securities lent or sold under repurchase agreements	(4,625)	9,073	(12,090)
Net (increase) decrease in securities borrowed or purchased under resale agreements	(7,940)	(11,362)	8,660
Net Cash Provided by (Used in) Operating Activities	2,333	(2,927)	11,444
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(390)	(48)	(397)
Proceeds from issuance (maturities) of Covered Bonds (Note 13)	4,103	(406)	(1,354)
Proceeds from issuance (repayment) of subordinated debt (Note 15)	(500)	1,000	–
Proceeds from issuance of preferred shares (Note 17)	950	1,200	–
Redemption of preferred shares (Note 17)	(753)	(425)	(200)
Redemption of securities of a subsidiary (Note 17)	–	–	(359)
Redemption of capital trust securities (Note 16)	(600)	–	–
Share issue expense	(5)	(16)	–
Proceeds from issuance of common shares (Note 17)	51	133	122
Common shares repurchased for cancellation (Note 17)	(618)	–	(675)
Cash dividends paid	(2,135)	(1,851)	(1,896)
Cash dividends paid to non-controlling interest	(37)	(52)	(73)
Net Cash Provided by (Used in) Financing Activities	66	(465)	(4,832)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(461)	519	302
Purchases of securities, other than trading	(16,996)	(24,674)	(32,007)
Maturities of securities, other than trading	5,267	11,698	13,233
Proceeds from sales of securities, other than trading	16,740	17,184	17,288
Premises and equipment – net (purchases)	(179)	(355)	(361)
Purchased and developed software – net (purchases)	(345)	(382)	(254)
Acquisitions (Note 10)	–	(956)	140
Net Cash Provided by (Used in) Investing Activities	4,026	3,034	(1,659)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	5,484	2,396	1,480
Net increase in Cash and Cash Equivalents	11,909	2,038	6,433
Cash and Cash Equivalents at Beginning of Year	28,386	26,348	19,915
Cash and Cash Equivalents at End of Year	$40,295	$28,386	$26,348
Represented by:
Cash and deposits with banks (Note 2)	$38,818	$27,056	$24,938
Cheques and other items in transit, net (Note 2)	1,477	1,330	1,410
	$40,295	$28,386	$26,348
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the year	$4,476	$4,407	$4,708
Amount of income taxes paid in the year	$641	$264	$577
Amount of interest and dividend income received in the year	$13,306	$12,849	$13,283

The accompanying notes are an integral part of these consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 198th Annual Report 2015	139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

We have prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions Canada (“OSFI”).

Our consolidated financial statements have been prepared on a historic cost basis, except the revaluation of the following items: assets and liabilities held for trading; available-for-sale financial assets; financial instruments designated at fair value through profit or loss; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities; defined benefit pension and other employee future benefit liabilities; and insurance-related liabilities.

These consolidated financial statements were authorized for issue by the Board of Directors on December 1, 2015.

Basis of Consolidation

These consolidated financial statements are inclusive of the financial statements of our subsidiaries as at October 31, 2015. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, structured entities (“SEs”) and associates. Subsidiaries are those entities where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those entities where we exercise joint control through an agreement with other shareholders. We also hold interests in SEs, which we consolidate where we control the SE. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries and consolidated SEs are included in our consolidated financial statements. All intercompany transactions and balances are eliminated on consolidation.

We hold investments in associates, where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method. The equity method is also applied to our investments in joint ventures. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of investee net income or loss, including other comprehensive income or loss. The investment is recorded as securities, other, in our Consolidated Balance Sheet and our share of the net income or loss is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant section of our Statement of Comprehensive Income.

Non-controlling interest in subsidiaries is presented in our Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in our Consolidated Statement of Income.

Specific Accounting Policies

To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	140	17	Equity	170
2	Cash and Interest Bearing Deposits with Banks	144	18	Fair Value of Financial Instruments	172
3	Securities	144	19	Offsetting of Financial Assets and Financial Liabilities	180
4	Loans, Customers’ Liability under Acceptances and		20	Interest Rate Risk	180
	Allowance for Credit Losses	148	21	Capital Management	181
5	Risk Management	151	22	Employee Compensation – Share-Based Compensation	182
6	Transfer of Assets	153	23	Employee Compensation – Pension and Other Employee
7	Structured Entities	154		Future Benefits	184
8	Derivative Instruments	156	24	Income Taxes	189
9	Premises and Equipment	163	25	Earnings Per Share	191
10	Acquisitions	163	26	Commitments, Guarantees, Pledged Assets, Provisions and
11	Goodwill and Intangible Assets	164		Contingent Liabilities	192
12	Other Assets	166	27	Operating and Geographic Segmentation	194
13	Deposits	166	28	Significant Subsidiaries	196
14	Other Liabilities	167	29	Related Party Transactions	197
15	Subordinated Debt	168	30	Contractual Maturities of Assets and Liabilities and
16	Capital Trust Securities	169		Off-Balance Sheet Commitments	198

Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities, as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities not measured at fair value are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.

Unrealized gains and losses arising from translating our net investment in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that control, significant influence or joint control is lost, the cumulative amount of the translation gain (loss) and any applicable hedging activities and related income taxes are reclassified to our Consolidated Statement of Income

140	BMO Financial Group 198th Annual Report 2015

as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.

Foreign currency translation gains and losses on available-for-sale debt securities that are denominated in foreign currencies are included in foreign exchange, other than trading, in our Consolidated Statement of Income. Foreign currency translation gains and losses on available-for-sale equity securities that are denominated in foreign currencies are included in accumulated other comprehensive income on available-for-sale securities in our Consolidated Statement of Changes in Equity.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise on the mark-to-market of foreign exchange contracts related to economic hedges are included in non-interest revenue in our Consolidated Statement of Income. Changes in the fair value of forward contracts that qualify as accounting hedges are recorded in our Consolidated Statement of Comprehensive Income within net change in unrealized gains (losses) on cash flow hedges, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) recorded in interest income (expense) over the term of the hedge.

Dividend and Fee Income

Dividend Income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee Income

Fee income (including commissions) is recognized based on the services or products for which the fee is paid. See Note 4 for the accounting treatment for lending fees.

Investment management and custodial fees are based primarily on the balance of assets under management and assets under administration as at the period end, respectively, for services provided.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed. Deposit and payment service charges and insurance fees are recognized over the period in which the related services are provided. Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees, which are recorded evenly throughout the year.

Use of Estimates and Judgments

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.

The most significant assets and liabilities for which we must make estimates include allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred taxes, purchased loans; goodwill; insurance-related liabilities; provisions and transfers of financial assets and consolidation of structured entities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs. These judgments are discussed in Notes 6 and 7, respectively. If actual results were to differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Additional information regarding the allowance for credit losses is included in Note 4.

Financial Instruments Measured at Fair Value

Fair value measurement techniques are used to value various financial assets and financial liabilities and are used in performing impairment testing on certain non-financial assets. A detailed discussion of our fair value measurement techniques is included in Note 3 and Note 18.

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience were to differ from the assumptions used, we would recognize this difference in other comprehensive income.

Pension and other employee future benefits expense, plan assets and defined benefit obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for all of our plans using high-quality Aa rated corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits is included in Note 23.

Impairment of Securities

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized obligations, which are classified as either available-for-sale securities, held-to-maturity securities or other securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

For held-to-maturity, available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated. Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in the fair value of a security below its cost is objective evidence of impairment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The decision to record a write-down, the amount and the period in which it is recorded could change if management’s assessment of these factors changes. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for held-to-maturity, available-for-sale and other securities, and the determination of fair value is included in Note 3 and Note 18.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. We are required to assess whether it is probable that our deferred income tax assets will be realized prior to expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

Additional information regarding our accounting for income taxes is included in Note 24.

Goodwill and Intangible Assets

For the purpose of impairment testing, goodwill is allocated to our groups of cash-generating units (“CGUs”), which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, by comparing the carrying values and the recoverable amounts of the CGUs to which goodwill has been allocated to determine whether the recoverable amount of each group is greater than its carrying value. If the carrying value of the group were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and the value in use.

Fair value less costs to sell is used to perform the impairment test. In determining fair value less costs to sell, we employ a discounted cash flow model consistent with those used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise its judgment and make assumptions in determining fair value less costs to sell, and differences in judgment and assumptions could affect the determination of fair value and any resulting impairment write-down. As at October 31, 2015, the estimated fair value of each of our business units was greater than its carrying value.

Additional information regarding goodwill and intangible assets is included in Note 11.

Definite life intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test definite life intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. Indefinite life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value. No such impairment was identified for the years ended October 31, 2015 and 2014.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (“M&I”) loan portfolio. Loans were identified as either purchased performing loans or purchased credit impaired loans (PCI loans), both of which were recorded at fair value at the time of acquisition. The determination of fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the discount rate, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through the provision for credit losses. Estimating the timing and amount of cash flows requires significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the term of the loan.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability would result from a change in the assumption for future investment yields.

Additional information regarding insurance-related liabilities is included in Note 14.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amounts required to settle any obligations related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Factors considered in making the assessment include: a case-by-case assessment of specific facts and circumstances, our past experience and opinions of legal experts. Management and

142	BMO Financial Group 198th Annual Report 2015

external experts are involved in estimating any provisions. The actual costs of resolving these claims may be substantially higher or lower than the amounts of the provisions.

Additional information regarding provisions is provided in Note 26.

Transfer of Financial Assets and Consolidation of Structured Entities

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risks and rewards of the loans have been transferred to determine if they qualify for derecognition. Since we continue to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and the related cash proceeds as secured financing in our Consolidated Balance Sheet. We also use securitization vehicles to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

For most of our subsidiaries, control is determined based on holding the majority of the voting rights. For certain investments in limited partnerships, we exercise judgment in determining if we control an entity. Based on an assessment of our interests and rights, we have determined that we do not control certain entities, even though we may have an ownership interest greater than 50%. This may be the case when we are not the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity. Additionally, we have determined that we control certain entities despite having an ownership interest less than 50%. This may be the case when we are the general partner in an arrangement and the general partner’s rights most significantly affect the returns of the entity.

Structured entities are discussed in greater detail in Note 7 and transferred assets are discussed in greater detail in Note 6.

Changes in Accounting Policies

Effective November 1, 2014, we adopted the following new and amended accounting pronouncements issued by the IASB.

Own Credit

We early adopted the own credit provisions of IFRS 9 Financial Instruments. The provisions require that for financial liabilities designated at fair value through profit or loss, such as deposits and insurance investment contracts, changes in fair value attributable to our credit risk be presented in other comprehensive income rather than net income, unless doing so would create or enlarge an accounting mismatch in net income. Changes in fair value not attributable to our credit risk continue to be recorded in net income. The provisions were adopted prospectively and resulted in a $120 million gain, net of taxes, being recorded in other comprehensive income rather than net income.

Levies

We adopted the IFRS Interpretations Committee Interpretation 21 Levies (“IFRIC 21”). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government in accordance with legislation. The adoption of IFRIC 21 did not have a significant impact on our consolidated financial statements.

Impairment of Assets

We adopted the amendments to IAS 36 Impairment of Assets. The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The adoption of the amendments did not have an impact on disclosure in our consolidated financial statements.

Offsetting of Financial Assets and Financial Liabilities

We adopted the amendments to IAS 32 Financial Instruments: Presentation. The amendments clarify that an entity has a current legally enforceable right of offset if that right is not contingent on a future event, and that right is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of the amendments did not have an impact on our consolidated financial statements.

Future Changes in IFRS

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which addresses impairment, classification, measurement, and hedge accounting.

IFRS 9 introduces a new single impairment model for financial assets. The new model is based on expected credit losses and will result in credit losses being recognized regardless of whether a loss event has occurred. The expected credit loss model will apply to most financial instruments not measured at fair value, with the most significant impact being to loans. The expected credit loss model requires the recognition of credit losses based on a 12-month time horizon for performing loans, and requires the recognition of lifetime expected credit losses for loans that have experienced a significant deterioration in credit risk since inception. The expected loss calculations are required to incorporate forward looking macro-economic information in determining the final provision.

The new standard requires that we classify assets based on our business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Financial assets are to be measured at fair value through profit or loss unless certain conditions are met which permit measurement at amortized cost or fair value through other comprehensive income. As noted above in Changes in Accounting Policies, we early adopted the requirements for financial liabilities regarding own credit risk.

IFRS 9 also introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation.

In order to meet the requirement to adopt IFRS 9, we have established an enterprise-wide project. We are currently evaluating the impact of adoption which is effective November 1, 2017.

Revenue

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces the existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers,

BMO Financial Group 198th Annual Report 2015	143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

except for items such as financial instruments, insurance contracts and leases. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from transactions with our customers. The IASB deferred the effective date of IFRS 15 to November 1, 2018. We are currently assessing the impact of the standard on our future financial reporting.

Note 2: Cash and Interest Bearing Deposits with Banks

(Canadian $ in millions)	2015	2014
Cash and deposits with banks (1)	38,818	27,056
Cheques and other items in transit, net	1,477	1,330
Total cash and cash equivalents	40,295	28,386

(1)	Includes deposits with the Bank of Canada, the U.S. Federal Reserve and other central banks.

Cheques and Other Items in Transit, Net

Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.

Cash Restrictions

Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $2,232 million as at October 31, 2015 ($1,638 million in 2014).

Interest Bearing Deposits with Banks

Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities

Securities are divided into four types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the transaction costs and changes in fair value in our Consolidated Statement of Income in trading revenues.

Securities Designated at Fair Value

Securities designated at fair value through profit or loss are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at fair value through profit or loss must have reliably measurable fair values and satisfy one of the following criteria: (1) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis; (2) the securities are part of a group of financial instruments that is managed and evaluated on a fair value basis; or (3) the securities are hybrid financial instruments with embedded derivatives that would significantly modify their cash flow. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss, since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the securities is recorded in non-interest revenue, insurance revenue, and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at October 31, 2015 of $6,961 million ($6,599 million as at October 31, 2014) is recorded in securities, trading, in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, insurance revenue of $8 million for the year ended October 31, 2015 (increase of $379 million in 2014).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at October 31, 2015 of $365 million ($467 million in 2014) is recorded in securities, other, in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $30 million in our Consolidated Statement of Income for the year ended October 31, 2015 (decrease of $36 million in 2014).

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments held by our insurance operations are classified as available-for-sale securities, except for those investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss, as discussed above. Interest and other fee income on the insurance available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance revenue.

Held-to-maturity securities are debt securities that we have the intention and ability to hold to maturity. These securities are initially recorded at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned

144	BMO Financial Group 198th Annual Report 2015

and amortization of premiums or discounts on the debt securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares) and certain securities held by our merchant banking business.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to available-for-sale securities, which are recorded in other comprehensive income.

Impairment Review

For available-for-sale, held-to-maturity and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows from the security and the impact can be reliably estimated.

For equity securities, a significant or prolonged decline in the fair value of a security below its cost is considered to be objective evidence of impairment.

The impairment loss on available-for-sale securities is the difference between the security’s amortized cost and its current fair value, less any previously recognized impairment losses. The impairment loss on held-to-maturity securities is the difference between a security’s carrying amount and the present value of its estimated future cash flows discounted at the original effective interest rate.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains, other than trading.

For debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value, to a maximum of the original impairment charge. Reversals of impairment losses on held-to-maturity securities are recorded to a maximum of the amortized cost of the investment before the original impairment charge. For equity securities, previous impairment losses are not reversed through net income, and any subsequent increases in fair value are recorded in other comprehensive income.

As at October 31, 2015, we had 682 available-for-sale securities (565 in 2014) with unrealized losses totalling $152 million (unrealized losses of $35 million in 2014). Of these available-for-sale securities, 69 have been in an unrealized loss position continuously for more than one year (203 in 2014), amounting to an unrealized loss position of $5 million (unrealized loss position of $20 million in 2014). Unrealized losses on these instruments, excluding corporate equities, resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of these available-for-sale securities and have determined that there is no significant impairment. The table on page 147 details unrealized gains and losses as at October 31, 2015 and 2014.

We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2015 or 2014, was greater than 10% of our shareholders’ equity.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. A discussion of fair value measurement is included in Note 18.

BMO Financial Group 198th Annual Report 2015	145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Term to maturity					2015	2014
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	6,472	2,183	797	2,451	1,951	13,854	10,462
Canadian provincial and municipal governments	700	1,146	1,077	1,546	2,282	6,751	7,196
U.S. federal government	270	1,300	781	394	507	3,252	6,165
U.S. states, municipalities and agencies	98	129	80	248	132	687	711
Other governments	98	251	53	7	2	411	223
Mortgage-backed securities and collateralized mortgage obligations	107	272	68	41	3	491	702
Corporate debt	1,415	782	713	949	5,428	9,287	11,831
Corporate equity	–	–	–	–	37,727	37,727	47,732
Total trading securities	9,160	6,063	3,569	5,636	48,032	72,460	85,022
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	215	2,318	4,685	550	138	7,906	10,420
Fair value	214	2,329	4,741	550	136	7,970	10,501
Yield (%)	0.56	1.00	1.62	1.80	1.99	1.43	1.52
Canadian provincial and municipal governments
Amortized cost	53	314	1,636	2,861	26	4,890	4,063
Fair value	53	317	1,640	2,888	27	4,925	4,104
Yield (%)	0.71	1.22	1.55	2.24	3.67	1.93	1.96
U.S. federal government
Amortized cost	50	332	938	430	–	1,750	1,094
Fair value	52	331	945	426	–	1,754	1,093
Yield (%)	0.05	1.03	1.45	1.77	–	1.41	1.21
U.S. states, municipalities and agencies
Amortized cost	1,234	1,227	1,159	1,151	1,255	6,026	5,761
Fair value	1,235	1,236	1,168	1,180	1,266	6,085	5,815
Yield (%)	0.56	1.05	1.86	2.30	1.61	1.27	1.04
Other governments
Amortized cost	2,381	2,137	748	138	–	5,404	6,116
Fair value	2,382	2,141	753	136	–	5,412	6,132
Yield (%)	0.77	1.26	1.33	0.37	–	1.03	1.32
Mortgage-backed securities and collateralized mortgage obligations – Canada
Amortized cost	–	399	2,595	–	–	2,994	3,031
Fair value	–	404	2,600	–	–	3,004	3,054
Yield (%)	–	1.24	1.62	–	–	1.68	1.90
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	4	4	29	476	8,652	9,165	6,872
Fair value	4	4	30	481	8,669	9,188	6,895
Yield (%)	3.42	1.74	1.69	1.97	1.05	1.10	0.92
Corporate debt
Amortized cost	2,533	2,270	2,412	646	48	7,909	7,577
Fair value	2,537	2,280	2,421	670	47	7,955	7,666
Yield (%)	1.45	1.66	2.06	3.16	3.50	1.85	1.83
Corporate equity
Amortized cost	–	–	–	–	1,648	1,648	1,582
Fair value	–	–	–	–	1,713	1,713	1,706
Yield (%)	–	–	–	–	2.37	2.37	2.25
Total cost or amortized cost	6,470	9,001	14,202	6,252	11,767	47,692	46,516
Total fair value	6,477	9,042	14,298	6,331	11,858	48,006	46,966
Yield (%)	0.98	1.29	1.60	2.21	1.32	1.47	1.48
Held-to-Maturity Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	325	2,005	–	–	–	2,330	2,432
Fair value	325	2,015	–	–	–	2,340	2,442
Canadian provincial and municipal governments
Amortized cost	485	1,216	510	321	–	2,532	2,532
Fair value	486	1,219	507	347	–	2,559	2,558
Mortgage-backed securities and collateralized mortgage obligations (1)
Amortized cost	347	294	354	–	3,575	4,570	5,380
Fair value	349	294	357	–	3,635	4,635	5,490
Total cost or amortized cost	1,157	3,515	864	321	3,575	9,432	10,344
Total fair value	1,160	3,528	864	347	3,635	9,534	10,490
Other Securities
Carrying value	3	7	55	13	942	1,020	987
Fair value	3	7	55	13	2,651	2,729	2,306
Total carrying value or amortized cost of securities	16,790	18,586	18,690	12,222	64,316	130,604	142,869
Total securities value	16,797	18,627	18,786	12,301	64,407	130,918	143,319
Total by Currency (in Canadian $ equivalent)
Canadian dollar	11,230	11,041	12,446	8,885	38,973	82,575	94,126
U.S. dollar	3,984	6,912	6,269	3,416	25,007	45,588	46,580
Other currencies	1,583	674	71	–	427	2,755	2,613
Total securities	16,797	18,627	18,786	12,301	64,407	130,918	143,319

(1)	These amounts are supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises.

Yields in the table above are calculated using the cost of the security and the contractual interest or stated dividend rates associated with each security, adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. Actual maturities could differ, as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

146	BMO Financial Group 198th Annual Report 2015

Unrealized Gains and Losses

(Canadian $ in millions)				2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	7,906	78	14	7,970	10,420	82	1	10,501
Canadian provincial and municipal governments	4,890	68	33	4,925	4,063	44	3	4,104
U.S. federal government	1,750	9	5	1,754	1,094	2	3	1,093
U.S. states, municipalities and agencies	6,026	65	6	6,085	5,761	57	3	5,815
Other governments	5,404	11	3	5,412	6,116	17	1	6,132
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,994	22	12	3,004	3,031	24	1	3,054
Mortgage-backed securities and collateralized mortgage obligations – U.S.	9,165	35	12	9,188	6,872	35	12	6,895
Corporate debt	7,909	61	15	7,955	7,577	95	6	7,666
Corporate equity	1,648	117	52	1,713	1,582	129	5	1,706
Total	47,692	466	152	48,006	46,516	485	35	46,966

(1)	These amounts are supported by insured mortgages.

Unrealized Losses

(Canadian $ in millions)	Available-for-sale securities in an unrealized loss position for					2015	Available-for-sale securities in an unrealized loss position for					2014
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	14	2,579	–	–	14	2,579	1	666	–	–	1	666
Canadian provincial and municipal governments	33	2,773	–	–	33	2,773	–	280	3	487	3	767
U.S. federal government	5	759	–	–	5	759	3	579	–	–	3	579
U.S. states, municipalities and agencies	3	1,271	3	859	6	2,130	–	916	3	732	3	1,648
Other governments	3	1,677	–	543	3	2,220	–	158	1	1,003	1	1,161
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	12	1,415	–	–	12	1,415	1	657	–	–	1	657
Mortgage-backed securities and collateralized mortgage obligations – U.S.	10	2,728	2	622	12	3,350	5	1,969	7	1,630	12	3,599
Corporate debt	15	2,726	–	22	15	2,748	1	822	5	773	6	1,595
Corporate equity	52	305	–	–	52	305	4	40	1	27	5	67
Total	147	16,233	5	2,046	152	18,279	15	6,087	20	4,652	35	10,739

(1)	These amounts are supported by insured mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)	2015	2014	2013
Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities (2)	1,016	954	1,265
Available-for-sale securities	504	570	610
Held-to-maturity securities	167	152	47
Other securities	225	186	210
	1,912	1,862	2,132
Non-Interest Revenue
Available-for-sale securities
Gross realized gains	116	304	90
Gross realized losses	(18)	(167)	(3)
Unrealized gain on investment reclassified from equity to available-for-sale	–	–	191
Other securities, net realized and unrealized gains (losses)	85	33	24
Impairment write-downs	(12)	(8)	(17)
Securities gains (losses), other than trading (1)	171	162	285
Trading securities, net realized and unrealized gains (losses) (1) (2)	92	340	(1,273)
Total income from securities	2,175	2,364	1,144

(1)	The following amounts of income related to our insurance operations were included in non-interest revenue, insurance revenue in our Consolidated Statement of Income:
(2)	Interest, dividend and fee income of $282 million for the year ended October 31, 2015 ($263 million in 2014 and $263 million in 2013). Securities gains (losses), other than trading of $1 million for the year ended October 31, 2015 ($5 million in 2014 and $1 million in 2013).
Excluded from the table above are trading securities, net realized and unrealized gains (losses) of $8 million related to our insurance operations for the year ended October 31, 2015 ($379 million in 2014 and $(190) million in 2013).

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policies.

BMO Financial Group 198th Annual Report 2015	147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4: Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses

Loans are initially measured at fair value plus directly attributable costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method allocates interest income over the expected term of the loan by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding. The treatment of interest income for impaired loans is described below.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased, back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees at the time the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers, which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

Generally, consumer loans in both Canada and the U.S. are classified as impaired when payment is contractually 90 days past due, or one year past due for residential mortgages if guaranteed by the Government of Canada. Credit card loans are immediately written off when principal or interest payments are 180 days past due, and are not reported as impaired. In Canada, consumer instalment loans, other personal loans and some small business loans are normally written off when they are one year past due. In the U.S., all consumer loans are written off when they are 180 days past due, except for non-real estate term loans, which are written off at 120 days. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we determine there is no longer reasonable assurance that principal or interest will be collected in its entirety on a timely basis. Generally, we consider corporate and commercial loans to be impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due. Corporate and commercial loans are written off following a review on an individual loan basis that confirms all recovery attempts have been exhausted.

A loan will be reclassified to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Our average gross impaired loans and acceptances were $2,115 million for the year ended October 31, 2015 ($2,261 million in 2014). Our average impaired loans, net of the specific allowance, were $1,730 million for the year ended October 31, 2015 ($1,783 million in 2014).

Once a loan is identified as impaired, we continue to recognize interest income based on the original effective interest rate of the loan. In the periods following the recognition of impairment, adjustments to the allowance for these loans reflecting the time value of money are recognized and presented as interest income. Interest income on impaired loans of $91 million was recognized for the year ended October 31, 2015 ($111 million in 2014).

During the year ended October 31, 2015, we recorded a net gain of $72 million before tax ($12 million in 2014) on the sale of impaired and written-off loans.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet and amounted to $197 million as at October 31, 2015 ($232 million in 2014).

The allowance is comprised of a specific allowance and a collective allowance.

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under Impaired Loans). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

148	BMO Financial Group 198th Annual Report 2015

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and may be individually assessed or collectively assessed for losses at the time of impairment, taking into account historical loss experience.

Collective Allowance

We maintain a collective allowance in order to cover any impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by OSFI.

The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level for the collective allowance. For the purpose of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The loss factors for groups of loans are determined based on a minimum of five years of historical data and a one-year loss emergence period, except for credit cards, where a seven-month loss emergence period is used. The loss factors are back-tested and calibrated on a regular basis to ensure that they continue to reflect our best estimate of losses that have been incurred but not yet identified, on an individual basis, within the pools of loans. Historical loss experience data is also reviewed in the determination of loss factors. Qualitative factors are based on current observable data, such as current macroeconomic and business conditions, portfolio-specific considerations and model risk factors.

Provision for Credit Losses (“PCL”)

Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances, and allowance for credit losses by category are as follows:

(Canadian $ in millions)	Residential mortgages (1)			Credit card, consumer instalment and other personal loans			Business and government loans			Customers’ liability under acceptances			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross loan balances at end of year (3)	105,918	101,013	96,392	73,578	72,115	71,510	145,076	120,766	104,585	11,307	10,878	8,472	335,879	304,772	280,959
Impairment allowances (specific ACL), beginning of year	88	89	76	99	81	62	237	315	338	–	–	–	424	485	476
Amounts written off	(83)	(87)	(104)	(670)	(655)	(750)	(312)	(407)	(443)	–	–	–	(1,065)	(1,149)	(1,297)
Recoveries of amounts written off in previous years	72	40	24	190	161	152	194	423	596	–	–	–	456	624	772
Charge to income statement (specific PCL)	11	77	129	497	519	618	104	(35)	(150)	–	–	–	612	561	597
Foreign exchange and other movements	(19)	(31)	(36)	(3)	(7)	(1)	(13)	(59)	(26)	–	–	–	(35)	(97)	(63)
Specific ACL, end of year	69	88	89	113	99	81	210	237	315	–	–	–	392	424	485
Collective ACL, beginning of year	83	88	47	678	622	624	754	756	759	27	19	30	1,542	1,485	1,460
Charge to income statement (collective PCL)	19	(8)	40	7	50	(4)	(33)	(50)	(35)	7	8	(11)	–	–	(10)
Foreign exchange and other movements	9	3	1	29	6	2	80	48	32	–	–	–	118	57	35
Collective ACL, end of year	111	83	88	714	678	622	801	754	756	34	27	19	1,660	1,542	1,485
Total ACL	180	171	177	827	777	703	1,011	991	1,071	34	27	19	2,052	1,966	1,970
Comprised of: Loans	149	144	157	827	777	703	845	786	786	34	27	19	1,855	1,734	1,665
Other credit instruments (2)	31	27	20	–	–	–	166	205	285	–	–	–	197	232	305
Net loan balances at end of year	105,769	100,869	96,235	72,751	71,338	70,807	144,231	119,980	103,799	11,273	10,851	8,453	334,024	303,038	279,294

(1)	Included in the residential mortgages balance are Canadian government and corporate-insured mortgages of $56,579 million as at October 31, 2015 ($58,511 million in 2014).
(2)	The total specific and collective allowances related to other credit instruments are included in other liabilities.
(3)	Included in loans as at October 31, 2015 are $117,098 million ($95,269 million in 2014 and $81,069 million in 2013) of loans denominated in U.S. dollars and $1,966 million ($1,039 million in 2014 and $947 million in 2013) of loans denominated in other foreign currencies.

Certain comparative figures have been reclassified to conform with the current year’s presentation and changes in accounting policies.

Loans, including customers’ liability under acceptances, and allowance for credit losses by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance (2)		Collective allowance (3)		Net amount
	2015	2014	2015	2014	2015	2014	2015	2014
By geographic region (1):
Canada	223,500	213,490	145	191	816	766	222,539	212,533
United States	101,198	80,135	212	182	682	594	100,304	79,359
Other countries	11,181	11,147	–	1	–	–	11,181	11,146
Total	335,879	304,772	357	374	1,498	1,360	334,024	303,038

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes specific allowance of $35 million for other credit instruments ($50 million in 2014), which is included in other liabilities.
(3)	Excludes collective allowance of $162 million for other credit instruments ($182 million in 2014), which is included in other liabilities.

BMO Financial Group 198th Annual Report 2015	149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance (3)		Net of specific allowance
	2015	2014	2015	2014	2015	2014
Residential mortgages	370	532	38	61	332	471
Consumer instalment and other personal loans	546	544	113	99	433	445
Business and government loans	1,043	972	206	214	837	758
Total (1)	1,959	2,048	357	374	1,602	1,674
By geographic region (2):
Canada	641	742	145	191	496	551
United States	1,314	1,301	212	182	1,102	1,119
Other countries	4	5	–	1	4	4
Total	1,959	2,048	357	374	1,602	1,674

(1)	Excludes purchased credit impaired loans.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes specific allowance of $35 million for other credit instruments ($50 million in 2014), which is included in other liabilities.

Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $83 million and $134 million as at October 31, 2015 and 2014, respectively.

Specific provisions for credit losses by geographic region are as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans (2)		Total
	2015	2014	2015	2014	2015	2014	2015	2014
By geographic region (1):
Canada	9	12	393	410	97	107	499	529
United States	2	65	104	109	8	(140)	114	34
Other countries	–	–	–	–	(1)	(2)	(1)	(2)
Total	11	77	497	519	104	(35)	612	561

(1)	Geographic region is based upon the country of ultimate risk.
(2)	There were no provisions relating to customers’ liability under acceptances as at October 31, 2015 and 2014.

Foreclosed Assets

Property or other assets that we receive from borrowers to satisfy their loan commitments are classified as either held for use or held for sale according to management’s intention and are recorded at the lower of carrying amount or fair value less costs to sell. Fair value is determined based on market prices where available. Otherwise, fair value is determined using methods such as analysis of discounted cash flows or market prices for similar assets.

During the year ended October 31, 2015, we foreclosed on impaired loans and received $102 million of real estate properties that we classified as held for sale ($145 million in 2014).

As at October 31, 2015, real estate properties held for sale totalled $109 million ($158 million in 2014). These properties are disposed of when considered appropriate. During the year ended October 31, 2015, we recorded an impairment loss of $22 million on real estate properties classified as held for sale ($34 million in 2014).

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessions being granted, and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with similar terms, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant, or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $730 million as at October 31, 2015 ($728 million in 2014). Renegotiated loans of $361 million were classified as performing during the year ended October 31, 2015 ($291 million in 2014). Renegotiated loans of $42 million and $25 million were written off in the years ended October 31, 2015 and 2014, respectively.

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans, calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). Because we record the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions, such as default rates, loss severity and the timing of prepayments, as well as collateral.

Acquired loans are classified into the following categories: those for which on the acquisition date we expect to continue to receive timely principal and interest payments (the “purchased performing loans”) and those for which on the acquisition date the timely collection of interest and

150	BMO Financial Group 198th Annual Report 2015

principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI loans”). Because PCI loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the PCI loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized into net interest income over the expected life of the loan using the effective interest method. The impact on net interest income for the year ended October 31, 2015 was $26 million ($34 million in 2014 and $48 million in 2013). The incurred credit losses are remeasured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance related to these loans is exhausted. Any additional decrease is recorded in net interest income.

The impact of the remeasurement of incurred credit losses for performing loans with fixed terms for the year ended October 31, 2015 was a $1 million recovery in the provision for credit losses and $nil in net interest income ($2 million provision and $6 million, respectively, in 2014 and $nil and $143 million, respectively, in 2013).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the year ended October 31, 2015 was $15 million ($35 million in 2014 and $123 million in 2013).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the year ended October 31, 2015 was $62 million ($151 million in 2014 and $241 million in 2013).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the year ended October 31, 2015 was $5 million ($56 million in 2014 and $240 million in 2013).

As at October 31, 2015, the amount of purchased performing loans remaining on the balance sheet was $4,993 million ($7,755 million in 2014). As at October 31, 2015, the credit mark remaining on performing term loans, revolving loans and other performing loans was $217 million, $69 million and $nil, respectively ($279 million, $94 million and $2 million, respectively, in 2014). Of the total credit mark for performing loans of $286 million, $151 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $135 million represents the incurred credit mark and will be remeasured each reporting period.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we regularly re-evaluate the cash flows we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the year ended October 31, 2015 was a $86 million recovery in the specific provision for credit losses ($252 million recovery in 2014 and $410 million recovery in 2013).

As at October 31, 2015, the amount of PCI loans remaining on the balance sheet was $383 million ($488 million in 2014). There is no remaining credit mark on the PCI loans ($nil in 2014).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

We recorded net provisions of $36 million for the year ended October 31, 2015 (net recoveries of $8 million in 2014). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 5: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 94 to 96 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 8, respectively.

Concentrations of Credit and Counterparty Risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-sized businesses.

From an industry viewpoint, our most significant exposure as at year end was to individual consumers, captured within the individual sector in the following table, comprising $178,708 million ($169,039 million in 2014). Additional information on the composition of our loans and derivatives exposure is disclosed in Notes 4 and 8, respectively.

BMO Financial Group 198th Annual Report 2015	151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basel III Framework

We use the Basel III Framework and our economic capital framework for risk management purposes. For regulatory capital, we use the Advanced Internal Ratings Based (“AIRB”) approach to determine credit risk-weighted assets in our portfolio, except for acquired loans in our M&I and other select portfolios, for which we use the Standardized Approach. The framework uses exposure at default to assess credit and counterparty risk. Exposures are classified as follows:

•

Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default (“EAD”) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•

Undrawn commitments cover all unutilized authorizations, associated with the drawn loans noted above, including those which are unconditionally cancellable. EAD for undrawn commitments is model generated based on internal empirical data.

•

Over-the-counter (“OTC”) derivatives are those in our proprietary accounts that attract credit risk in addition to market risk. EAD for OTC derivatives is equal to the positive replacement cost; after considering netting, plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•

Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the total amount drawn, adding back any write-offs.

•	Adjusted EAD represents exposures that have been redistributed to a more favourable probability of default band or a different Basel asset class as a result of applying credit risk mitigation.

Total non-trading exposure at default by industry sector, as at October 31, 2015 and 2014, based on the Basel III classifications is as follows:

(Canadian $ in millions)	Drawn		Commitments (undrawn)		OTC derivatives		Other off-balance sheet items		Repo-style transactions		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Financial institutions	85,854	69,174	19,268	15,164	7	1	3,321	2,825	50,393	40,362	158,843	127,526
Governments	42,709	43,035	2,069	1,838	–	–	794	1,010	6,478	10,266	52,050	56,149
Manufacturing	16,133	13,678	13,039	9,499	21	40	1,311	1,189	–	–	30,504	24,406
Real estate	21,100	18,408	5,871	5,602	–	–	809	1,072	–	–	27,780	25,082
Retail trade	14,352	11,973	4,614	4,995	–	–	539	537	–	–	19,505	17,505
Service industries	28,311	21,944	11,881	8,873	2	6	2,936	2,748	–	2	43,130	33,573
Wholesale trade	8,453	8,260	5,288	4,253	–	–	372	461	–	–	14,113	12,974
Oil and gas	6,575	5,969	7,847	6,931	–	–	818	612	–	–	15,240	13,512
Individual	139,885	132,360	38,674	36,627	–	26	149	18	–	8	178,708	169,039
Agriculture	9,860	9,016	1,860	1,905	–	–	27	36	–	–	11,747	10,957
Others (1)	51,337	38,090	14,218	12,692	1	1	5,329	4,303	–	397	70,885	55,483
Total exposure at default	424,569	371,907	124,629	108,379	31	74	16,405	14,811	56,871	51,035	622,505	546,206

(1) Includes industries having a total exposure of less than 2%.

Additional information about our credit risk exposure by geographic region and product category for loans, including customers’ liability under acceptances, is provided in Note 4.

Credit Quality

We assign risk ratings based on the probability of counterparties defaulting on their financial obligations to us. Our process for assigning risk ratings is disclosed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 95 to 96 of this report.

The following tables present our business and government gross loans and acceptances and consumer gross loans outstanding by risk rating as at October 31, 2015 and 2014.

Business and Government Gross Loans and Acceptances by Risk Rating

(Canadian $ in millions)	Business and government loans and acceptances
	2015	2014
Acceptable
Investmentgrade	84,059	71,282
Sub-investment grade	67,586	56,181
Problem	3,530	2,881
Default / Impaired	1,208	1,300
Total	156,383	131,644

Consumer Gross Loans by Risk Rating

(Canadian $ in millions)	Residential mortgages		Credit card and other personal loans		Total
	2015	2014	2015	2014	2015	2014
Exceptionally low (≤ 0.05%)	2	3	16,834	2,691	16,836	2,694
Very low (> 0.05% to 0.20%)	69,100	65,704	18,795	31,243	87,895	96,947
Low (> 0.20% to 0.75%)	17,233	17,200	14,933	13,171	32,166	30,371
Medium (> 0.75% to 7.00%)	16,513	8,668	16,969	18,285	33,482	26,953
High (> 7.00% to 99.99%)	408	6,385	1,600	1,707	2,008	8,092
Standardized performing / Not rated	2,246	2,253	3,878	4,245	6,124	6,498
Default / Impaired	416	800	569	773	985	1,573
Total	105,918	101,013	73,578	72,115	179,496	173,128

152	BMO Financial Group 198th Annual Report 2015

Loans Past Due Not Impaired

Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect the full amount of principal and interest payments to be collected. The following table presents the loans that are past due but not classified as impaired as at October 31, 2015 and 2014:

(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Residential mortgages (1)	641	647	459	488	33	37	1,133	1,172
Credit card, consumer instalment and other personal loans (2)	2,474	1,915	494	471	90	104	3,058	2,490
Business and government loans	416	414	162	126	92	169	670	709
Customers’ liability under acceptances	–	20	–	4	–	–	–	24
Total	3,531	2,996	1,115	1,089	215	310	4,861	4,395

(1) The percentage of loans 90 days or more past due but not impaired that were guaranteed by the Government of Canada is 5% for 2015 and 5% for 2014.

(2) Credit card loans that are past due are not classified as impaired loans and are written off when 180 days past due.

Loan Maturities and Interest Rate Sensitivity

The following table presents gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	1 year or less		Over 1 year		Over 5 years		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Canada
Consumer	50,911	50,026	97,482	93,486	5,272	5,984	153,665	149,496
Commercial and corporate (excluding real estate)	43,329	41,608	13,677	10,981	461	141	57,467	52,730
Commercial real estate	4,739	4,506	6,254	5,331	1,375	1,427	12,368	11,264
United States	30,886	22,292	50,647	41,084	19,665	16,759	101,198	80,135
Other countries	10,136	10,632	741	465	304	50	11,181	11,147
Total	140,001	129,064	168,801	151,347	27,077	24,361	335,879	304,772

The following table presents net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2015	2014
Fixed rate	160,469	150,021
Floating rate	162,248	142,139
Non-interest sensitive (1)	11,307	10,878
Total	334,024	303,038

(1)	Non-interest sensitive is comprised of customers’ liability under acceptances.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 100 to 104 of this report.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Our liquidity and funding risk management practices and key measures are disclosed in the text presented in a blue-tinted font in the Enterprise-Wide Risk Management section of Management’s Discussion and Analysis on pages 105 to 109 of this report.

Note 6: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

Under these programs, we are entitled to the payment over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the third-party securitization programs, less credit losses and other costs. Since we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized loans, they do not qualify for derecognition. We continue to recognize the loans and the related cash proceeds as secured financing in our Consolidated Balance Sheet. The interest and fees collected, net of the yield paid to investors, is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the year ended October 31, 2015, we sold $6,905 million of loans to third-party securitization programs ($5,564 million in 2014).

BMO Financial Group 198th Annual Report 2015	153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		2015 (1)		2014
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	7,458		9,569
Other related assets (2)	10,181		8,382
Total	17,639	17,199	17,951	17,546
(1)	The fair value of the securitized assets is $17,785 million and the fair value of the associated liabilities is $17,666 million, for a net position of $119 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	Other related assets represent payments received on account of loans pledged under securitization programs that have not yet been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the table above.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. We retain substantially all of the risk and rewards associated with the securities and we continue to recognize them in our Consolidated Balance Sheet with the obligation to repurchase these securities recorded as secured borrowing transactions at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis. For further details, refer to Note 14.

Note 7: Structured Entities

We enter into certain transactions in the ordinary course of business which involve the establishment of structured entities (“SEs”) to facilitate or secure customer transactions and to obtain alternative sources of funding. We are required to consolidate an SE if we control the entity. We control an SE when we have power over the SE, exposure to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of our returns.

In assessing whether we control an SE, we consider the entire arrangement to determine the purpose and design of the SE, the nature of any rights held through contractual arrangements and whether we are acting as a principal or agent.

We perform a re-assessment of consolidation if facts and circumstances indicate that there have been changes to one or more of the elements of control over the SE.

Consolidated Structured Entities

Bank Securitization Vehicles

We use securitization vehicles to securitize our Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the activities they can undertake and the types of assets they can hold, and the vehicles have limited decision-making authority. The vehicles issue term asset-backed securities to fund their activities. We control and consolidate these vehicles, as we have the key decision-making powers necessary to obtain the majority of the benefits of their activities.

U.S. Customer Securitization Vehicle

We sponsor a customer securitization vehicle (also referred to as a bank-sponsored multi-seller conduit) that provides our customers with alternate sources of funding through the securitization of their assets. This vehicle provides clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into the vehicle, which then issues ABCP to investors to fund the purchases. We do not sell assets to the customer securitization vehicle. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicle. We have determined that we control and therefore consolidate this vehicle, as we are exposed to its variable returns and we have the key decision-making powers necessary to affect the amount of those returns in our capacity as liquidity provider and servicing agent.

We provide liquidity facilities to this vehicle which may require that we provide additional financing to the vehicle in the event that certain events occur. The total committed undrawn amount under these facilities at October 31, 2015 was $7,213 million ($5,236 million at October 31, 2014).

Credit Protection Vehicle

We sponsor a credit protection vehicle which provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of the vehicle, we entered into credit default swaps with swap counterparties and offsetting swaps with the vehicle. In 2015, the vehicle redeemed $nil of its outstanding medium-term notes ($1,049 million in 2014, of which $678 million were held by us). We continue to hold $256 million of outstanding medium-term notes which mature in September 2016. As at October 31, 2015 and 2014, we have hedged our exposure to our holdings of notes issued by the vehicle. A third party holds its exposure to the vehicle through a total return swap with us on $108 million of notes. We control and therefore consolidate this vehicle.

Capital and Funding Vehicles

Capital and funding vehicles are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by us. These vehicles may purchase notes issued by us, or we may sell assets to the vehicles in exchange for promissory notes.

For those trusts that purchase assets from us, we have determined that, based on the rights of the arrangements, we have significant exposure to their variable returns as we are exposed to the variability of their underlying assets, and that we control and therefore consolidate these vehicles. See Note 1 and Note 16 for further information related to capital trusts.

154	BMO Financial Group 198th Annual Report 2015

Unconsolidated Structured Entities

The table below presents amounts related to our interests in unconsolidated SEs:

(Canadian $ in millions)			2015			2014
	Capital and funding vehicles	Canadian customer securitization vehicles (1)	Structured finance vehicles	Capital and funding vehicles	Canadian customer securitization vehicles (1)	Structured finance vehicles
Interests recorded on the balance sheet
Cash and cash equivalents	11	69	–	11	39	–
Trading securities	2	21	2,266	2	10	10,414
Available-for-sale securities	–	573	–	–	652	–
Other	–	10	11	–	–	42
	13	673	2,277	13	701	10,456
Deposits	1,265	69	1,296	1,265	39	5,853
Derivatives	–	–	250	–	–	1,115
Other	20	–	732	21	–	3,447
	1,285	69	2,278	1,286	39	10,415
Exposure to loss (2)	57	6,175	2,278	57	5,876	10,456

Total assets of the entities	1,285	4,289	2,277	1,286	3,783	10,456

(1)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. All assets held by these vehicles relate to assets in Canada.
(2)	Exposure to loss represents securities held, drawn and undrawn facilities, and derivative assets.

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

Capital and Funding Vehicles

Certain of our capital and funding vehicles purchase notes issued by us as their underlying assets. In these situations, we are not exposed to significant default or credit risk. Our remaining exposure to variable returns is less than that of the note holders, who are exposed to our default and credit risk. We have determined that we do not consolidate these vehicles. See Note 1 and Note 16 for further information related to capital trusts.

Canadian Customer Securitization Vehicles

We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that provide our customers with alternate sources of funding through the securitization of their assets. These vehicles provide clients with access to financing in the ABCP markets by allowing them to sell their assets into the vehicles, which then issue ABCP to investors to fund the purchases. We do not sell assets to the customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. We have determined that we do not have control of these entities as their key relevant activity, the servicing of program assets, does not reside with us. We provide liquidity facilities to these vehicles which may require that we provide additional financing to the vehicles in the event that certain events occur. The total committed undrawn amount under these facilities at October 31, 2015 was $5,573 million ($5,214 million at October 31, 2014).

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivative contracts with these third parties to provide investors with their desired exposure, and we hedge our exposure related to these derivative contracts by investing in other funds through SEs. We are not required to consolidate these vehicles.

Compensation Trusts

We sponsor various share ownership arrangements, certain of which are administered through trusts. Generally these arrangements permit employees to purchase bank common shares.

Employees can direct a portion of their gross salary towards the purchase of our common shares and we match 50% of employees’ contributions up to 6% of their individual gross salary. Our matching contributions are paid into trusts, which purchase our common shares on the open market for distribution to employees once those employees are entitled to the shares under the terms of the plan. We are not required to consolidate our compensation trusts. These trusts are not included in the table above, as we have no interest in the trusts.

Total assets held under our share ownership arrangements amounted to $1,446 million as at October 31, 2015 ($1,532 million in 2014).

BMO Managed Funds

We have established a number of funds that we also manage. We assess whether or not we control these funds based on the economic interest we have in the funds, including investments in the funds and management fees earned from the funds, and any investors’ rights to remove us as investment manager. Based on our assessment, we have determined that we do not control these funds. Our total exposure to unconsolidated BMO managed funds was $589 million at October 31, 2015 ($513 million in 2014), which is included in securities on our Consolidated Balance Sheet.

Non-BMO Managed Funds

We purchase and hold units of non-BMO managed funds for investment and other purposes. We are considered to have an interest in these funds through our holding of units, and because we may act as counterparty in certain derivative contracts or other interests. These activities do not constitute control, and as a result our interests in these funds are not consolidated. Our total exposure to non-BMO managed funds was $3,735 million at October 31, 2015 ($11,647 million in 2014), which is included in securities on our Consolidated Balance Sheet.

BMO Financial Group 198th Annual Report 2015	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Structured Entities

We may be deemed to be the sponsor of an SE if we are involved in the design, legal set-up or marketing of the SE. We may also be deemed to be the sponsor of an SE if market participants would reasonably associate the entity with us. We do not have an interest in certain SEs that we have sponsored. The amounts of revenue earned from such entities are not significant.

Note 8: Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Types of Derivatives

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

Cross-currency interest rate swaps – fixed and/or floating rate interest payments and principal amounts are exchanged in different currencies.

Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Forwards and Futures

Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Options

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

For options written by us, we receive a premium from the purchaser for accepting market risk.

For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.

Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements in which the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.

A swaption is an option granting its owner the right but not the obligation to enter into an underlying swap.

A future option is an option contract in which the underlying instrument is a single futures contract.

The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, value of the underlying financial instrument or commodity, as applicable, and the possible inability of counterparties to meet the terms of the contracts.

Risks Hedged

Interest Rate Risk

We manage interest rate risk through bonds, interest rate futures, interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.

Foreign Currency Risk

We manage foreign currency risk through currency futures, foreign currency options, cross-currency swaps and forward contracts. These derivatives are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency exchange rate at the inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge. Foreign currency translation on investments in foreign operations is managed through deposits. The foreign currency translation on the deposits designated in net investment hedges is recorded in other comprehensive income.

156	BMO Financial Group 198th Annual Report 2015

Trading Derivatives

Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, market-making to facilitate customer-driven demand for derivatives, derivatives transacted on a limited basis to generate trading income from our principal trading positions and certain derivatives that are executed as part of our risk management strategy that do not qualify as hedges for accounting purposes (“economic hedges”).

We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

Principal trading activities include market-making and positioning activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices.

Trading derivatives are recorded at fair value. Realized and unrealized gains and losses are recorded in trading revenues in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Hedging Derivatives

In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.

We may also economically hedge a portion of our U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our consolidated net income due to the translation of our U.S. dollar earnings. These contracts are recorded at fair value, with changes in fair value recorded in non-interest revenue in our Consolidated Statement of Income.

Accounting Hedges

In order for a derivative instrument to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting changes in the fair value or changes in the amount of future cash flows of the hedged item.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other, in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable interest rate bearing instruments, foreign currency denominated assets and liabilities and certain cash-settled share-based payment grants subject to equity price risk. Variable interest rate bearing instruments include floating rate loans and deposits. Our cash flow hedges have a maximum remaining term to maturity of 20 years.

We record interest that we pay or receive on these cash flow hedge derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”) is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the cumulative unrealized gain or loss recorded in other comprehensive income is amortized to our Consolidated Statement of Income in net interest income for interest rate swaps and in employee compensation for total return swaps as the hedged item is recorded in earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized immediately in net interest income in our Consolidated Statement of Income.

The amount of unrealized gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $166 million ($122 million after tax). This will adjust the interest income and interest expense recorded on assets and liabilities and employee compensation expense that were hedged.

BMO Financial Group 198th Annual Report 2015	157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)
		Pre-tax gains/(losses) recorded in income
Contract type	Fair value change recorded in other comprehensive income	Fair value change recorded in non-interest revenue – other	Reclassification of gains on designated hedges from other comprehensive income to net interest income
2015
Interest rate	697	2	119
Foreign exchange (1)	33	1	na
Share-based payment awards	(14)	–	(8)
Total	716	3	111
2014
Interest rate	224	3	130
Foreign exchange (1)	102	–	na
Total	326	3	130
2013
Interest rate	(86)	–	195
Foreign exchange (1)	49	–	na
Total	(37)	–	195

(1)	Amortization of the spot/forward differential on foreign exchange contracts of a loss of $40 million for the year ended October 31, 2015 ($4 million loss in 2014 and $25 million loss in 2013) was transferred from other comprehensive income to interest expense.
na	– not applicable

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, the hedging derivative is recorded at fair value and any fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“fair value hedge adjustment”). To the extent that the change in the fair value of the derivative does not offset changes in the fair value of the hedged item (the “ineffectiveness of the hedge”), the net amount is recorded directly in non-interest revenue, other, in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to fair value. The cumulative fair value adjustment of the hedged item is then amortized to net interest income over its remaining term to maturity. If the hedged item is sold or settled, the cumulative fair value adjustment is included in the determination of the gain or loss on sale or settlement.

The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
Contract type		Amount of gain/(loss) on hedging derivatives (1)	Fair value hedge adjustment (2)	Hedge ineffectiveness recorded in non-interest revenue – other
Interest rate contracts	2015	225	(219)	6
	2014	46	(39)	7
	2013	(371)	360	(11)

(1)	Unrealized gains (losses) on hedging derivatives are recorded in other assets – derivative instruments or other liabilities – derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in securities – available-for-sale, subordinated debt, deposits and other liabilities.

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency exchange rate fluctuations related to our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges for a portion of this exposure. The foreign currency translation of our net investment in foreign operations and the corresponding hedging instrument is recorded in unrealized gains (losses) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. There was no hedge ineffectiveness associated with net investment hedges for the years ended October 31, 2015 and 2014. We use foreign currency deposits with a term to maturity of zero to three months as hedging instruments in net investment hedges, and the fair value of such deposits was $1,485 million as at October 31, 2015 ($2,365 million in 2014).

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Contingent Features

Certain over-the-counter derivative instruments contain provisions that link the amount of collateral we are required to post or pay to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to be downgraded, certain counterparties to these derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that were in a liability position on October 31, 2015 was

158	BMO Financial Group 198th Annual Report 2015

$11,528 million, for which we have posted collateral of $11,122 million. If our credit rating had been downgraded to A and A- on October 31, 2015 (per Standard & Poor’s Ratings Services), we would have been required to post collateral or meet payment demands of an additional $532 million and $800 million, respectively.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. A discussion of the fair value measurement of derivatives is included in Note 18. Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2015			2014
	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net
Trading
Interest Rate Contracts
Swaps	17,382	(16,449)	933	17,020	(15,986)	1,034
Forward rate agreements	25	(6)	19	4	(6)	(2)
Futures	1	–	1	17	(21)	(4)
Purchased options	637	–	637	697	–	697
Written options	–	(581)	(581)	–	(616)	(616)
Foreign Exchange Contracts
Cross-currency swaps	5,128	(4,239)	889	2,153	(1,182)	971
Cross-currency interest rate swaps	6,847	(12,128)	(5,281)	5,705	(6,682)	(977)
Forward foreign exchange contracts	3,099	(1,306)	1,793	3,874	(2,856)	1,018
Purchased options	133	–	133	447	–	447
Written options	–	(178)	(178)	–	(465)	(465)
Commodity Contracts
Swaps	993	(1,818)	(825)	376	(922)	(546)
Purchased options	674	–	674	307	–	307
Written options	–	(953)	(953)	–	(412)	(412)
Equity Contracts	969	(2,201)	(1,232)	947	(3,040)	(2,093)
Credit Default Swaps
Purchased	36	–	36	80	–	80
Written	–	(48)	(48)	–	(124)	(124)
Total fair value – trading derivatives	35,924	(39,907)	(3,983)	31,627	(32,312)	(685)
Average fair value (1)	42,027	(44,445)	(2,418)	30,304	(31,092)	(788)
Hedging
Interest Rate Contracts
Cash flow hedges – swaps	664	(90)	574	196	(115)	81
Fair value hedges – swaps	544	(387)	157	330	(272)	58
Total swaps	1,208	(477)	731	526	(387)	139
Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	1,092	(2,255)	(1,163)	502	(958)	(456)
Total foreign exchange contracts	1,092	(2,255)	(1,163)	502	(958)	(456)
Equity Contracts
Cash flow hedges – equity contracts	14	–	14	–	–	–
Total equity contracts	14	–	14	–	–	–
Total fair value – hedging derivatives (2)	2,314	(2,732)	(418)	1,028	(1,345)	(317)
Average fair value (1)	2,329	(2,404)	(75)	916	(1,089)	(173)
Total fair value – trading and hedging derivatives	38,238	(42,639)	(4,401)	32,655	(33,657)	(1,002)
Less: impact of master netting agreements	(27,415)	27,415	–	(28,885)	28,885	–
Total	10,823	(15,224)	(4,401)	3,770	(4,772)	(1,002)

(1)	Average fair value amounts are calculated using a five-quarter rolling average.
(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have a legally enforceable right to offset amounts and we intend to settle contracts on a net basis.

BMO Financial Group 198th Annual Report 2015	159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional Amounts

The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2015				2014
		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total
Interest Rate Contracts
Over-the-counter
Swaps	2,853,087	59,021	47,679	2,959,787	2,580,940	45,753	48,984	2,675,677
Forward rate agreements	432,744	–	–	432,744	361,484	–	–	361,484
Purchased options	21,344	–	–	21,344	19,267	–	–	19,267
Written options	24,154	–	–	24,154	22,955	–	–	22,955
	3,331,329	59,021	47,679	3,438,029	2,984,646	45,753	48,984	3,079,383
Exchange-traded
Futures	137,583	–	–	137,583	125,272	–	–	125,272
Purchased options	26,598	–	–	26,598	21,680	–	–	21,680
Written options	25,038	–	–	25,038	21,342	–	–	21,342
	189,219	–	–	189,219	168,294	–	–	168,294
Total interest rate contracts	3,520,548	59,021	47,679	3,627,248	3,152,940	45,753	48,984	3,247,677
Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	75,890	193	–	76,083	51,374	242	–	51,616
Cross-currency interest rate swaps	339,431	36	–	339,467	279,119	–	–	279,119
Forward foreign exchange contracts	362,544	30,554	–	393,098	283,196	16,284	–	299,480
Purchased options	28,297	–	–	28,297	37,245	–	–	37,245
Written options	28,960	–	–	28,960	36,913	–	–	36,913
	835,122	30,783	–	865,905	687,847	16,526	–	704,373
Exchange-traded
Futures	677	–	–	677	813	–	–	813
Purchased options	2,562	–	–	2,562	3,110	–	–	3,110
Written options	2,012	–	–	2,012	3,044	–	–	3,044
	5,251	–	–	5,251	6,967	–	–	6,967
Total foreign exchange contracts	840,373	30,783	–	871,156	694,814	16,526	–	711,340
Commodity Contracts
Over-the-counter
Swaps	11,929	–	–	11,929	13,559	–	–	13,559
Purchased options	6,172	–	–	6,172	8,526	–	–	8,526
Written options	4,103	–	–	4,103	4,166	–	–	4,166
	22,204	–	–	22,204	26,251	–	–	26,251
Exchange-traded
Futures	16,803	–	–	16,803	22,586	–	–	22,586
Purchased options	7,614	–	–	7,614	6,733	–	–	6,733
Written options	9,720	–	–	9,720	8,499	–	–	8,499
	34,137	–	–	34,137	37,818	–	–	37,818
Total commodity contracts	56,341	–	–	56,341	64,069	–	–	64,069
Equity Contracts
Over-the-counter	46,942	172	–	47,114	48,702	–	–	48,702
Exchange-traded	4,371	–	–	4,371	7,314	–	–	7,314
Total equity contracts	51,313	172	–	51,485	56,016	–	–	56,016
Credit Default Swaps
Over-the-counter purchased	6,665	–	–	6,665	8,801	–	–	8,801
Over-the-counter written	9,385	–	–	9,385	11,983	–	–	11,983
Total credit default swaps	16,050	–	–	16,050	20,784	–	–	20,784
Total	4,484,625	89,976	47,679	4,622,280	3,988,623	62,279	48,984	4,099,886

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Derivative-Related Market Risk

Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement due to adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.

160	BMO Financial Group 198th Annual Report 2015

Derivative-Related Credit Risk

Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.

We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including through collateral and by entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by legally enforceable master netting agreements to the extent that unfavourable contracts with the same counterparty must be settled concurrently with favourable contracts.

Exchange-traded derivatives have limited potential for credit exposure as they are settled net daily with each exchange.

Terms used in the credit risk table below are as follows:

Replacement cost represents the cost of replacing all contracts that have a positive fair value, determined using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.

Risk-weighted assets represent the credit risk equivalent, weighted on the basis of the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2015			2014
	Replacement cost	Credit risk equivalent	Risk- weighted assets	Replacement cost	Credit risk equivalent	Risk- weighted assets
Interest Rate Contracts
Swaps	18,590	22,037	–	17,546	21,371	–
Forward rate agreements	25	24	–	4	45	–
Purchased options	633	651	–	691	705	–
Total interest rate contracts	19,248	22,712	1,461	18,241	22,121	1,393
Foreign Exchange Contracts
Cross-currency swaps	5,128	8,602	–	2,153	5,039	–
Cross-currency interest rate swaps	6,847	13,696	–	5,705	11,219	–
Forward foreign exchange contracts	4,191	7,838	–	4,376	6,477	–
Purchased options	115	768	–	415	837	–
Total foreign exchange contracts	16,281	30,904	2,034	12,649	23,572	1,656
Commodity Contracts
Swaps	993	2,472	–	376	1,902	–
Purchased options	69	1,043	–	30	1,109	–
Total commodity contracts	1,062	3,515	496	406	3,011	472
Equity Contracts	892	3,366	214	896	3,547	208
Credit Default Swaps	36	245	34	80	271	42
Total derivatives	37,519	60,742	4,239	32,272	52,522	3,771
Less: impact of master netting agreements	(27,415)	(40,140)	–	(28,885)	(35,585)	–
Total	10,104	20,602	4,239	3,387	16,937	3,771

The total derivatives and the impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $719 million as at October 31, 2015 ($383 million in 2014).

Transactions are conducted with counterparties in various geographic locations and industry sectors. Set out below is the replacement cost of contracts (before and after the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk.

(Canadian $ in millions, except as noted)	Before master netting agreements				After master netting agreements
	2015		2014		2015		2014
Canada	19,492	52	14,395	45	5,832	58	1,769	52
United States	7,702	21	7,579	23	2,609	26	875	26
United Kingdom	3,220	9	3,623	11	398	4	232	7
Other countries (1)	7,105	18	6,675	21	1,265	12	511	15
Total	37,519	100%	32,272	100%	10,104	100%	3,387	100%

(1)	No other country represented 15% or more of our replacement cost in 2015 or 2014.

BMO Financial Group 198th Annual Report 2015	161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

As at October 31, 2015 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	13,882	10,565	253	708	35	25,443
Governments	2,940	3,343	85	–	–	6,368
Natural resources	–	27	114	–	–	141
Energy	250	693	189	–	–	1,132
Other	2,176	1,653	421	184	1	4,435
Total	19,248	16,281	1,062	892	36	37,519

As at October 31, 2014 (Canadian $ in millions)	Interest rate contracts	Foreign exchange contracts	Commodity contracts	Equity contracts	Credit default swaps	Total
Financial institutions	13,997	8,903	157	660	66	23,783
Governments	2,262	2,330	11	–	–	4,603
Natural resources	33	27	37	–	–	97
Energy	171	255	36	–	–	462
Other	1,778	1,134	165	236	14	3,327
Total	18,241	12,649	406	896	80	32,272

Term to Maturity

Our derivative contracts have varying maturity dates. The remaining contractual terms to maturity for the notional amounts of our derivative contracts are set out below:

(Canadian $ in millions)	Term to maturity					2015	2014
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total notional amounts	Total notional amounts
Interest Rate Contracts
Swaps	1,110,622	573,718	846,317	380,048	49,082	2,959,787	2,675,677
Forward rate agreements, futures and options	592,366	64,574	6,334	4,064	123	667,461	572,000
Total interest rate contracts	1,702,988	638,292	852,651	384,112	49,205	3,627,248	3,247,677
Foreign Exchange Contracts
Cross-currency swaps	19,320	16,868	22,170	15,342	2,383	76,083	51,616
Cross-currency interest rate swaps	86,626	108,857	74,121	57,722	12,141	339,467	279,119
Forward foreign exchange contracts, futures and options	445,471	8,258	1,529	332	16	455,606	380,605
Total foreign exchange contracts	551,417	133,983	97,820	73,396	14,540	871,156	711,340
Commodity Contracts
Swaps	3,604	6,626	817	861	21	11,929	13,559
Futures and options	15,824	25,688	2,353	502	45	44,412	50,510
Total commodity contracts	19,428	32,314	3,170	1,363	66	56,341	64,069
Equity Contracts	43,296	5,170	1,535	68	1,416	51,485	56,016
Credit Contracts	10,958	2,966	713	1,021	392	16,050	20,784
Total notional amount	2,328,087	812,725	955,889	459,960	65,619	4,622,280	4,099,886

Certain comparative figures have been reclassified to conform with the current year’s presentation.

162	BMO Financial Group 198th Annual Report 2015

Note 9: Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. When the major components of a building have different useful lives, they are accounted for separately and amortized over each component’s useful life. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Amortization methods, useful lives and the residual values of premises and equipment are reviewed annually for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2015 and 2014. Gains and losses on disposal are included in non-interest expense, premises and equipment in our Consolidated Statement of Income.

Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2015, 2014 and 2013 was $476 million, $431 million and $434 million, respectively.

(Canadian $ in millions)						2015						2014
	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total	Land	Buildings	Computer equipment	Other equipment	Leasehold improvements	Total
Cost
Balance at beginning of year	300	1,802	1,571	805	1,182	5,660	297	1,680	1,531	770	1,045	5,323
Additions	5	48	228	73	75	429	(1)	106	189	29	106	429
Disposals (1)	(64)	(102)	(243)	(24)	(12)	(445)	(16)	(44)	(188)	(22)	(7)	(277)
Additions from acquisitions (2)	–	–	–	–	–	–	–	–	3	2	4	9
Foreign exchange and other	39	160	75	47	40	361	20	60	36	26	34	176
Balance at end of year	280	1,908	1,631	901	1,285	6,005	300	1,802	1,571	805	1,182	5,660
Accumulated Depreciation and Impairment
Balance at beginning of year	–	979	1,108	554	743	3,384	–	900	1,104	508	643	3,155
Disposals (1)	–	(57)	(137)	(14)	(6)	(214)	–	(28)	(175)	(19)	(5)	(227)
Amortization	–	36	154	56	132	378	–	34	149	60	122	365
Foreign exchange and other	–	118	21	55	(22)	172	–	73	30	5	(17)	91
Balance at end of year	–	1,076	1,146	651	847	3,720	–	979	1,108	554	743	3,384
Net carrying value	280	832	485	250	438	2,285	300	823	463	251	439	2,276

(1)	Includes fully depreciated assets written off.
(2)	Premises and equipment are recorded at their fair values at the date of acquisition.

Note 10: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The identifiable assets acquired and liabilities assumed and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Future Acquisition – GE Capital Corporation Transportation Finance business (“GE Transportation Finance”)

On September 10, 2015, we announced an agreement to purchase the assets of GE Transportation Finance. The aggregate cash purchase price is approximately US$8.9 billion. The GE Transportation Finance portfolio includes approximately $11.9 billion (US$8.9 billion) in net earning assets, subject to closing adjustments. The acquisition is consistent with our commercial banking activities in both Canada and the U.S. and will expand our commercial customer base. We expect the acquisition to close during the first quarter of 2016 and the results of the acquired business will be included in our U.S. P&C and Canadian P&C reporting segments.

The initial accounting for the business combination is not yet complete and we have not determined the final consideration, fair value of assets acquired, or amount of goodwill expected to be recognized.

Acquisition – F&C Asset Management plc (“F&C”)

On May 7, 2014, we completed the acquisition of all the issued and outstanding share capital of F&C Asset Management plc, an investment manager based in the United Kingdom, for cash consideration of £712 million.

BMO Financial Group 198th Annual Report 2015	163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for as a business combination. The results of the acquired business are included in our Wealth Management reporting segment.

As part of the acquisition, we acquired intangible assets comprised primarily of fund management contracts and customer relationships, including $178 million of intangible assets that have an indefinite life and $313 million that are being amortized over 2 to 10 years, primarily on a straight-line basis. This acquisition strengthens our position as a globally significant money manager, enhances our asset management platform capabilities and provides opportunities to service wealth markets in the United Kingdom and the rest of Europe. Goodwill of $1,268 million related to this acquisition was recorded and is not deductible for tax purposes.

As part of the acquisition of F&C, we acquired a subsidiary of F&C, F&C REIT LLP, that is 30% owned by three other partners. We have recorded the ownership interests of the partners in F&C REIT LLP as non-controlling interest in our Consolidated Balance Sheet based on the non-controlling partners’ proportionate share of the net assets of F&C REIT LLP.

The fair value of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2014
F&C
Cash resources	338
Premises and equipment	9
Goodwill	1,268
Intangible assets	491
Other assets	293
Total assets	2,399
Other liabilities	1,083
Non-controlling interests	22
Purchase price	1,294

Note 11: Goodwill and Intangible Assets

Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any portion of the consideration transferred that is in excess of the fair value of those net assets is considered to be goodwill. Goodwill is not amortized and is instead tested for impairment annually.

In performing the impairment test, we utilize the fair value less costs to sell for each group of cash-generating units (“CGUs”) based on discounted cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to 3%. The discount rates we applied in determining the recoverable amounts in 2015 ranged from 5.9% to 11.6% (6.9% to 12.8% in 2014), and were based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the years ended October 31, 2015 and 2014.

The key assumptions described above may change as market and economic conditions change. However, we estimate that reasonably possible changes in these assumptions are not expected to cause recoverable amounts of our CGUs to decline below their carrying amounts.

164	BMO Financial Group 198th Annual Report 2015

A continuity of our goodwill by group of CGUs for the years ended October 31, 2015 and 2014 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking			Wealth Management			BMO Capital Markets		Total
	Canadian P&C		U.S. P&C		Total	Traditional Wealth Management		Insurance		Total
Balance – October 31, 2013	69		2,702		2,771	847		2		849	199		3,819
Acquisitions during the year	–		–		–	1,268		–		1,268	–		1,268
Other (1)	(1)		220		219	35		–		35	12		266
Balance – October 31, 2014	68		2,922		2,990	2,150		2		2,152	211		5,353
Disposals during the year	–		–		–	(21)		–		(21)	–		(21)
Other (1)	–		471		471	245		–		245	21		737
Balance – October 31, 2015	68	(2)	3,393	(3)	3,461	2,374	(4)	2	(5)	2,376	232	(6)	6,069

(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars, purchase accounting adjustments related to prior-year purchases and disposals of businesses during the year.
(2)	Relates primarily to bcpbank Canada, Diners Club and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., Diners Club, AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc., Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, Lloyd George Management, M&I, Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., CTC Consulting LLC, AWMB and F&C Asset Management plc.
(5)	Relates to AIG.
(6)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Inc., Paloma Securities L.L.C. and M&I.

Intangible Assets

Intangible assets related to our acquisitions are initially recorded at their fair value at the acquisition date and subsequently at cost less accumulated amortization. Software is recorded at cost less accumulated amortization. Amortization expense is recorded in amortization of intangible assets on the Consolidated Statement of Income. The following table presents the changes in the balance of these intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Cost as at October 31, 2013	389	754	154	544	1,606	243	29	3,719
Additions/disposals/other	–	–	–	24	286	69	–	379
Acquisitions	171	–	–	–	17	–	303	491
Foreign exchange	66	61	13	(28)	24	4	(1)	139
Cost as at October 31, 2014	626	815	167	540	1,933	316	331	4,728
Additions/disposals/other	(23)	–	(4)	7	345	42	53	420
Acquisitions	–	–	–	–	–	–	–	–
Foreign exchange	80	129	27	15	42	11	37	341
Cost as at October 31, 2015	683	944	190	562	2,320	369	421	5,489

The following table presents the accumulated amortization of the intangible assets:

(Canadian $ in millions)	Customer relationships	Core deposits	Branch distribution networks	Purchased software – amortizing	Developed software – amortizing	Software under development	Other	Total
Accumulated amortization at October 31, 2013	124	397	152	489	1,018	–	28	2,208
Disposals/other	–	–	–	–	–	–	–	–
Amortization	61	69	2	20	221	–	9	382
Foreign exchange	44	40	12	(29)	11	–	8	86
Accumulated amortization at October 31, 2014	229	506	166	480	1,250	–	45	2,676
Disposals/other	(8)	–	(3)	–	–	–	–	(11)
Amortization	78	66	2	17	230	–	18	411
Foreign exchange	39	83	25	8	60	–	(10)	205
Accumulated amortization at October 31, 2015	338	655	190	505	1,540	–	53	3,281
Carrying value at October 31, 2015	345	289	–	57	780	369	368	2,208
Carrying value at October 31, 2014	397	309	1	60	683	316	286	2,052
Intangible assets are amortized to income over the period during which we believe the assets will benefit us, on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have $198 million as at October 31, 2015 ($178 million as at October 31, 2014) in intangible assets with indefinite lives that relate primarily to fund management contracts.

The useful lives of intangible assets are reviewed annually for any changes in circumstances. We test finite life intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Indefinite life intangible assets are tested annually for impairment. If any intangible assets are determined to be impaired, we write them down to their recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.

There were write-downs of intangible assets of $1 million in the year ended October 31, 2015 ($1 million in 2014).

BMO Financial Group 198th Annual Report 2015	165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12: Other Assets

(Canadian $ in millions)	2015	2014
Accounts receivable, prepaid expenses and other items	6,502	6,104
Accrued interest receivable	882	879
Due from clients, dealers and brokers	309	542
Insurance-related assets (1)	478	445
Pension asset (Note 23)	502	261
Total	8,673	8,231

(1)	Includes reinsurance assets related to our life insurance business in the amount of $nil as at October 31, 2015 ($215 million in 2014).

Note 13: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing		Non-interest bearing		Payable after notice		Payable on a fixed date		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Deposits by:
Banks	828	997	1,222	993	4,123	2,412	20,962	13,841	27,135	18,243
Businesses and governments	15,262	14,958	35,212	28,001	57,335	57,165	155,809	139,015	263,618	239,139
Individuals	3,095	2,524	15,095	12,900	83,081	75,529	46,145	44,753	147,416	135,706
Total (1) (2)	19,185	18,479	51,529	41,894	144,539	135,106	222,916	197,609	438,169	393,088
Booked in:
Canada	17,031	16,753	35,300	28,832	75,470	77,232	120,199	111,193	248,000	234,010
United States	1,517	1,191	16,091	12,972	68,396	57,314	76,980	66,664	162,984	138,141
Other countries	637	535	138	90	673	560	25,737	19,752	27,185	20,937
Total	19,185	18,479	51,529	41,894	144,539	135,106	222,916	197,609	438,169	393,088

(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at October 31, 2015 and 2014, total deposits payable on a fixed date included $26,960 million and $18,183 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at October 31, 2015 and 2014 are $221,268 million and $191,155 million, respectively, of deposits denominated in U.S. dollars, and $19,898 million and $8,204 million, respectively, of deposits denominated in other foreign currencies.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest. Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2015, we had borrowed $263 million of federal funds ($651 million in 2014).

•	Commercial paper, which totalled $7,134 million as at October 31, 2015 ($4,294 million in 2014).
•	Covered bonds, which totalled $12,611 million as at October 31, 2015 ($7,683 million in 2014).

During the year, we issued €1,500 million of 0.25% Covered Bonds, Series CBL 2 due January 22, 2020, GBP 325 million of 3MoGBPLibor + 0.19% Covered Bonds, Series CBL 3 due January 29, 2018, €1,500 million of 0.375% Covered Bonds, Series CBL 4 due August 5, 2020, €1,000 million of 0.75% Covered Bonds, Series CBL5 due September 21, 2022 and €135 million of 1.597% Covered Bonds, Series CBL6 due September 28, 2035 under our Global Registered Covered Bond Program. During 2014, we issued €1.0 billion of 1.0% Covered Bonds, Series CBL1 due May 7, 2019 under our Global Registered Covered Bond Program. During the years ended October 31, 2015 and 2014, US$2.0 billion of 2.85% Covered Bonds Series CB2 and US$2.0 billion of 1.3% Covered Bonds, Series 4 matured, respectively.

The following table presents the maturity schedule for our deposits payable on a fixed date:

(Canadian $ in millions)	2015	2014
Within 1 year	144,609	124,782
1 to 2 years	23,385	22,733
2 to 3 years	23,324	23,491
3 to 4 years	7,753	8,379
4 to 5 years	11,170	8,498
Over 5 years	12,675	9,726
Total (1)	222,916	197,609

(1)	Includes $200,907 million of deposits, each greater than one hundred thousand dollars, of which $103,101 million were booked in Canada, $72,073 million were booked in the United States and $25,733 million were booked in other countries ($174,612 million, $92,668 million, $62,193 million and $19,751 million, respectively, in 2014). Of the $103,101 million of deposits booked in Canada, $36,434 million mature in less than three months, $4,956 million mature in three to six months, $11,916 million mature in six to twelve months and $49,795 million mature after 12 months ($92,668 million, $27,304 million, $7,465 million, $11,565 million and $46,334 million, respectively, in 2014). We have unencumbered liquid assets of $188,463 million to support these and other deposit liabilities ($170,981 million in 2014).

166	BMO Financial Group 198th Annual Report 2015

The following table presents the average deposit balances and average rates of interest paid during 2015 and 2014:

	Average balances		Average rate paid (%)
(Canadian $ in millions)	2015	2014	2015	2014
Deposits Booked in Canada
Demand deposits – interest bearing	18,910	16,469	0.36	0.45
Demand deposits – non-interest bearing	31,762	26,702	–	–
Payable after notice	76,458	76,903	0.57	0.70
Payable on a fixed date	120,764	118,094	1.35	1.44
Total deposits booked in Canada	247,894	238,168	0.86	0.97
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	11,183	8,195	0.28	0.28
Governments and institutions in the United States and other countries	13,902	12,095	0.39	0.36
Other demand deposits	16,109	12,744	0.01	0.02
Other deposits payable after notice or on a fixed date	146,380	127,389	0.31	0.38
Total deposits booked in the United States and other countries	187,574	160,423	0.29	0.35
Total average deposits	435,468	398,591	0.62	0.72

As at October 31, 2015 and 2014, deposits by foreign depositors in our Canadian bank offices amounted to $37,477 million and $30,622 million, respectively.

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase of $196 million in non-interest revenue, trading revenue, and an increase of $143 million before tax was recorded in other comprehensive income related to changes in our own credit spread for the year ended October 31, 2015 (a decrease of $6 million recorded in non-interest revenue, trading revenue, of which $41 million related to changes in our own credit spread for the year ended October 31, 2014). The impact of changes in our own credit spread is measured based on movements in our own credit spread year over year.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to October 31, 2015 was an unrealized gain of approximately $67 million. Upon adoption of the own credit provisions of IFRS 9 this year, $143 million of unrealized gain has been recorded in other comprehensive income. The remainder, an unrealized loss of $76 million was recorded through the Statement of Income in prior periods.

The fair value and notional amount due at contractual maturity of these notes as at October 31, 2015 were $9,429 million and $9,869 million, respectively ($7,639 million and $7,733 million, respectively, in 2014).

Note 14: Other Liabilities

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in other assets or other liabilities, respectively. The transfer of the securities to counterparties is only reflected in our Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized in our Consolidated Balance Sheet unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligations to deliver securities that we did not own at the time of sale. These obligations are recorded at their fair value. Adjustments to the fair value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues in our Consolidated Statement of Income.

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

BMO Financial Group 198th Annual Report 2015	167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Liabilities

The components of the other liabilities balance were as follows:

(Canadian $ in millions)	2015	2014
Securitization and structured entities liabilities	21,673	22,465
Accounts payable, accrued expenses and other items	8,747	7,713
Accrued interest payable	969	1,050
Liabilities of subsidiaries, other than deposits	3,948	3,775
Insurance-related liabilities	7,060	6,827
Pension liability (Note 23)	364	229
Other employee future benefits liability (Note 23)	1,192	1,204
Total	43,953	43,263

Included in securitization and structured entities liabilities are amounts related to the notes issued by our credit protection vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring these note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at October 31, 2015 of $139 million ($139 million in 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in $nil in non-interest revenue, trading revenues, for the year ended October 31, 2015 ($nil in 2014).

We designate the obligation related to certain investment contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at October 31, 2015 of $525 million ($407 million as at October 31, 2014) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $24 million in insurance claims, commissions, and changes in policy benefit liabilities for the year ended October 31, 2015 (increase of $37 million in 2014). For the year ended October 31, 2015, a gain of $20 million was recorded in other comprehensive income related to changes in our credit spread. Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our own credit spread is measured based on movements in our own credit spread over the year.

Insurance-Related Liabilities

We are engaged in insurance businesses related to life and health insurance, annuities and reinsurance.

Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions.

A reconciliation of the change in insurance-related liabilities is as follows:

(Canadian $ in millions)	2015	2014
Insurance-related liabilities, beginning of year	6,827	6,115
Increase (decrease) in life insurance policy benefit liabilities from:
New business	235	476
In-force policies	–	346
Changes in actuarial assumptions and methodology	(355)	(291)
Foreign currency	4	2
Net increase (decrease) in life insurance policy benefit liabilities	(116)	533
Change in other insurance-related liabilities	349	179
Insurance-related liabilities, end of year	7,060	6,827

Reinsurance

In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries of their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.

Reinsurance premiums ceded are net against direct premium income and included in non-interest revenue, insurance revenue, in our Consolidated Statement of Income for the years ended October 31, 2015, 2014 and 2013, as shown in the table below.

(Canadian $ in millions)	2015	2014	2013
Direct premium income	2,027	1,850	1,567
Ceded premiums	(466)	(450)	(434)
	1,561	1,400	1,133

Note 15: Subordinated Debt

Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our Basel III regulatory capital. Subordinated debt is recorded at amortized cost using the effective interest rate method. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 8).

168	BMO Financial Group 198th Annual Report 2015

During the year ended October 31, 2015, we did not issue any subordinated debt. During the year ended October 31, 2014, we issued $1.0 billion of 3.12% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series H Medium-Term Notes, Tranche 1, is due September 19, 2024. The notes reset to a floating rate on September 19, 2019.

During the year ended October 31, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Tranche 2, at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date. During the year ended October 31, 2014, we did not redeem any of our subordinated debt.

The term to maturity and repayments of our subordinated debt required over the next two years and thereafter are as follows:

(Canadian $ in millions, except as noted)	Face value	Maturity date	Interest rate (%)	Redeemable at our option beginning in	2015 Total	2014 Total
Debentures Series 16	100	February 2017	10.00	February 2012 (1)	100	100
Debentures Series 20	150	December 2025 to 2040	8.25	Not redeemable	150	150
Series C Medium-Term Notes
Tranche 2	500	April 2020	4.87	April 2015	–	500
Series D Medium-Term Notes
Tranche 1	700	April 2021	5.10	April 2016 (2)	700	700
Series F Medium-Term Notes
Tranche 1	900	March 2023	6.17	March 2018 (3)	900	900
Series G Medium-Term Notes
Tranche 1	1,500	July 2021	3.98	July 2016 (4)	1,500	1,500
Series H Medium-Term Notes
Tranche 1	1,000	September 2024	3.12	September 2019 (5)	1,000	1,000
Total (6)					4,350	4,850

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.
(2)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.
(3)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.
(4)	Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the three-month Canadian Dealer Offered Rate (“CDOR”) plus 1.09%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing July 8, 2016.
(5)	Interest on this issue is payable semi-annually at a fixed rate of 3.12% until September 19, 2019, and at a floating rate equal to the three-month CDOR plus 1.08%, paid quarterly, thereafter to maturity. This issue is redeemable at par commencing September 19, 2019.
(6)	Certain amounts of subordinated debt were issued at a premium or discount and include fair value hedge adjustments which together increased their carrying value as at October 31, 2015 by $66 million ($63 million in 2014); see Note 8 for further details. Subordinated debt that we repurchase is excluded from the carrying value.

Please	refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and the definition of CDOR.

Non-Viability Contingent Capital

The Series H Medium-Term Notes include a non-viability contingent capital provision, which is necessary for the notes issued after a certain date to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

Note 16: Capital Trust Securities

We issue BMO Capital Trust Securities (“BMO BOaTS”) through our subsidiary BMO Capital Trust (the “Trust”). The proceeds of BMO BOaTS are used for general corporate purposes. We consolidate the Trust, and the BMO BOaTS are reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. During the years ended October 31, 2015 and 2014, we did not issue any BMO BOaTS.

Holders of the BMO BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares or, if no preferred shares are outstanding, on our common shares in accordance with our ordinary dividend practice.

		Distribution per BOaTS (1)		Redemption date	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates			At the option of the Trust	2015	2014
BMO BOaTS
Series D	June 30, December 31	27.37		December 31, 2009	–	600
Series E	June 30, December 31	23.17	(2)	December 31, 2010	450	450
					450	1,050
(1)	Distribution paid on each trust security that has a par value of $1,000.
(2)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

Redemption by the Trust

On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trust may redeem the securities in whole without the consent of the holders.

During the year ended October 31, 2015, we redeemed all of our BMO BOaTS Series D at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid indicated distributions. During the year ended October 31, 2014, there were no redemptions. On November 27, 2015, we announced our intention to redeem all of our BMO BOaTS Series E on December 31, 2015.

Conversion by the Holders

BMO BOaTS Series E cannot be converted at the option of the holders.

Automatic Exchange

The BMO BOaTS Series E will each be automatically exchanged for 40 Class B Non-Cumulative Preferred Shares of the bank, Series 12, without the consent of the holders on the occurrence of specific events, such as a wind-up of the bank, a regulatory requirement to increase capital or violations of regulatory capital requirements.

BMO Financial Group 198th Annual Report 2015	169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17: Equity

Share Capital

(Canadian $ in millions, except as noted)			2015			2014			2013
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share
Preferred Shares – Classified as Equity
Class B – Series 13	–	–	0.56	14,000,000	350	1.13	14,000,000	350	1.13
Class B – Series 14	10,000,000	250	1.31	10,000,000	250	1.31	10,000,000	250	1.31
Class B – Series 15	10,000,000	250	1.45	10,000,000	250	1.45	10,000,000	250	1.45
Class B – Series 16	6,267,391	157	0.85	6,267,391	157	0.85	6,267,391	157	1.19
Class B – Series 17	5,732,609	143	0.60	5,732,609	143	0.64	5,732,609	143	0.17
Class B – Series 18 (1)	–	–	–	–	–	0.41	6,000,000	150	1.63
Class B – Series 21 (2)	–	–	–	–	–	0.81	11,000,000	275	1.63
Class B – Series 23	–	–	0.34	16,000,000	400	1.35	16,000,000	400	1.35
Class B – Series 25	11,600,000	290	0.98	11,600,000	290	0.98	11,600,000	290	0.98
Class B – Series 27	20,000,000	500	1.00	20,000,000	500	0.59	–	–	–
Class B – Series 29	16,000,000	400	0.98	16,000,000	400	0.46	–	–	–
Class B – Series 31	12,000,000	300	0.95	12,000,000	300	0.31	–	–	–
Class B – Series 33	8,000,000	200	0.45	–	–	–	–	–	–
Class B – Series 35	6,000,000	150	0.41	–	–	–	–	–	–
Class B – Series 36	600,000	600	–	–	–	–	–	–	–
		3,240			3,040			2,265
Common Shares
Balance at beginning of year	649,050,049	12,357		644,129,945	12,003		650,729,644	11,957
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	690,471	58		2,786,997	223		2,069,269	130
Issued/cancelled under the Stock Option Plan and other stock-based compensation plans (Note 22)	842,821	51		2,133,107	131		2,068,132	116
Repurchased for cancellation	(8,000,000)	(153)		–	–		(10,737,100)	(200)
Balance at End of Year	642,583,341	12,313	3.24	649,050,049	12,357	3.08	644,129,945	12,003	2.94
Share Capital		15,553			15,397			14,268

(1)	During the year ended October 31, 2014, we redeemed all of our Class B – Series 18 Preferred Shares. Dividends declared for the year ended October 31, 2014 were $0.41 per share and 6 million shares were outstanding at the time of the dividend declaration.
(2)	During the year ended October 31, 2014, we redeemed all of our Class B – Series 21 Preferred Shares. Dividends declared for the year ended October 31, 2014 were $0.81 per share and 11 million shares were outstanding at the time of the dividend declaration.

Preferred Shares

We are authorized by our shareholders to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency.

On October 16, 2015, we issued 600,000 Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36, at a price of $1,000.00 per share, for gross proceeds of $600 million.

On July 29, 2015, we issued 6 million Non-Cumulative Perpetual Class B Preferred Shares, Series 35, at a price of $25.00 cash per share, for gross proceeds of $150 million.

On June 5, 2015, we issued 8 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33, at a price of $25.00 cash per share, for gross proceeds of $200 million.

On July 30, 2014, we issued 12 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 31, at a price of $25.00 cash per share, for gross proceeds of $300 million.

On June 6, 2014, we issued 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 29, at a price of $25.00 cash per share, for gross proceeds of $400 million.

On April 23, 2014, we issued 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 27, at a price of $25.00 cash per share, for gross proceeds of $500 million.

During the year ended October 31, 2013, we did not issue any preferred shares.

During the year ended October 31, 2015, we redeemed all of our Non-Cumulative Class B Preferred Shares, Series 13, at a redemption price of $25.25 per share for a gross redemption of $353 million. Dividends declared for the year ended October 31, 2015 were $0.56 per share and 14 million shares were outstanding at the time of the dividend declaration. On February 25, 2015, we also redeemed all of our Non-Cumulative Class B Preferred Shares, Series 23, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2015 were $0.34 per share and 16 million shares were outstanding at the time of the dividend declaration.

During the year ended October 31, 2014, we redeemed all of our Non-Cumulative Class B Preferred Shares, Series 18, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2014 were $0.41 per share and 6 million shares were outstanding at the time of the dividend declaration. We also redeemed all of our Non-Cumulative Class B Preferred Shares, Series 21, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2014 were $0.81 per share and 11 million shares were outstanding at the time of the dividend declaration.

170	BMO Financial Group 198th Annual Report 2015

During the year ended October 31, 2013, we redeemed all of our Non-Cumulative Class B Preferred Shares, Series 5, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption. Dividends declared for the year ended October 31, 2013 were $0.33 per share and 8 million shares were outstanding at the time of the dividend declaration.

Preferred Share Rights and Privileges

(Canadian $, except as noted)
	Redemption amount	Quarterly non- cumulative dividend (1)		Reset premiums	Date redeemable / convertible		Convertible to
Class B – Series 14	25.00	$0.328125		Does not reset	Current	(2)	Not convertible
Class B – Series 15	25.00	$0.3625		Does not reset	Current	(2)	Not convertible
Class B – Series 16	25.00	$0.211875	(3)	1.65%	August 25, 2018	(4)(5)(6)	Class B – Series 17 (7)
Class B – Series 17	25.00	Floating	(8)	1.65%	August 25, 2018	(4)(5)(6)	Class B – Series 16 (7)
Class B – Series 25	25.00	$0.24375	(3)	1.15%	August 25, 2016	(5)(6)	Class B – Series 26 (7)
Class B – Series 27	25.00	$0.2500	(3)	2.33%	May 25, 2019	(5)(6)	Class B – Series 28 (7)
Class B – Series 29	25.00	$0.24375	(3)	2.24%	August 25, 2019	(5)(6)	Class B – Series 30 (7)
Class B – Series 31	25.00	$0.2375	(3)	2.22%	November 25, 2019	(5)(6)	Class B – Series 32 (7)
Class B – Series 33	25.00	$0.2375	(3)	2.71%	August 25, 2020	(5)(6)	Class B – Series 34 (7)
Class B – Series 35	25.00	$0.3125		Does not reset	August 25, 2020	(2)(6)	Not convertible
Class B – Series 36	1,000.00	$14.6250	(3)	4.97%	November 25, 2020	(5)(6)	Class B – Series 37 (7)

(1)	Non-cumulative dividends are payable quarterly as and when declared by the Board of Directors.
(2)	Subject to a redemption premium if redeemed prior to November 25, 2016 – Series 14; May 25, 2017 – Series 15; and August 25, 2024 – Series 35.
(3)	The dividend rate will reset on the date redeemable and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus the reset premium noted. If converted to a floating rate series, the rate will be set as and when declared to the 3-month Government of Canada treasury bill yield plus the reset premium noted.
(4)	On July 22, 2013, we announced that we did not intend to exercise our right to redeem the Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 on the initial redemption date. As a result, subject to certain conditions, the holders of Series 16 Preferred Shares had the right, at their option, to elect to convert all or part of their Series 16 Preferred Shares on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 17, effective August 26, 2013.
(5)	Redeemable on the date noted and every five years thereafter.
(6)	Convertible on the date noted and every five years thereafter if not redeemed. Series 16, 17, 26, 28, 30, 32, 34 and 37 are floating rate preferred shares.
(7)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(8)	Floating rate will be set as and when declared at the 3-month Government of Canada treasury bill yield plus a reset premium of 1.65%.

Non-Viability Contingent Capital

Class B – Series 27, Class B – Series 29, Class B – Series 31, Class B – Series 33, Class B – Series 35 and Class B – Series 36 preferred share issues include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

Common Shares

We are authorized by our shareholders to issue an unlimited number of our common shares without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by our Board of Directors on a quarterly basis and the amount can vary from quarter to quarter.

Normal Course Issuer Bid

On February 1, 2015, we renewed our normal course issuer bid, effective for one year. Under this normal course issuer bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. We will periodically consult with OSFI before making purchases under the bid.

Our previous normal course issuer bid, which allowed us to repurchase for cancellation up to 15 million of our common shares, expired on January 31, 2015. During the year ended October 31, 2015, we repurchased 8 million of our common shares at an average cost of $77.25 per share. During the year ended October 31, 2014, we did not make any repurchases under the normal course issuer bid.

Share Redemption and Dividend Restrictions

OSFI must approve any plan to redeem any of our preferred share issues for cash.

We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directive issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.

In addition, we have agreed that if either BMO Capital Trust, a consolidated structured entity, or BMO Capital Trust II, an unconsolidated structured entity, (collectively, the “Trusts”), fails to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following such Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless such Trusts first pay such distribution to the holders of their capital trust securities (see Note 16).

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

Shareholder Dividend Reinvestment and Share Purchase Plan

We offer a dividend reinvestment and share purchase plan (“DRIP”) for our shareholders. Participation in the plan is optional. Under the terms of the DRIP, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares.

For the dividend paid in the first quarter of 2015, common shares to supply the DRIP were issued from treasury without a discount. Commencing with the dividend paid in the second quarter of 2015, common shares to supply the DRIP were purchased on the open market. For the dividend paid in the fourth quarter of 2014, common shares to supply the DRIP were issued from treasury with a two percent discount. For the dividend paid in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

third quarter of 2014, common shares to supply the DRIP were issued from treasury without a discount. Commencing with the dividend paid in the fourth quarter of 2013 and continuing through the dividend paid in the second quarter of 2014, common shares to supply the DRIP were purchased on the open market.

During the year ended October 31, 2015, we issued a total of 690,471 common shares from treasury (2,786,997 in 2014) and purchased 1,998,589 common shares in the open market for delivery to shareholders (1,276,088 in 2014) under the DRIP.

Potential Share Issuances

As at October 31, 2015, we had reserved 5,842,932 common shares (6,533,403 in 2014) for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan. We have also reserved 12,111,153 common shares (13,337,765 in 2014) for the potential exercise of stock options, as further described in Note 22.

Treasury Shares

When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a price higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a price below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amount in excess of total contributed surplus related to treasury shares.

Non-Controlling Interest

Included in non-controlling interest in subsidiaries as at October 31, 2015 were capital trust securities, including accrued interest, totalling $454 million ($1,060 million in 2014) related to non-controlling interest in subsidiaries, which formed part of our Tier 1 regulatory capital, as further described in Note 16. Non-controlling interest in other consolidated entities was $37 million at October 31, 2015 ($31 million in 2014), which included $27 million for F&C ($22 million in 2014).

Note 18: Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value, and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. The fair values presented in this note are based upon the amounts estimated for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. The fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to changes in market conditions or other factors. Some financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. Where there is no quoted market price, we determine fair value using management’s best estimates based on a range of valuation techniques and assumptions; since these involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the asset or liability.

Governance Over the Determination of Fair Value

Senior executive oversight of our valuation processes is provided through various valuation and risk committees. In order to ensure that all financial instruments carried at fair value are reasonably measured for risk management and financial reporting purposes, we have established governance structures and controls, such as model validation and approval, independent price verification (“IPV”) and profit and loss attribution analysis (“PAA”), consistent with industry practice. These controls are applied independently of the relevant operating groups.

We establish and regularly update valuation methodologies for each financial instrument that is required to be measured at fair value. The application of valuation models for products or portfolios is subject to independent approval to ensure only validated models are used. The impact of known limitations of models and data inputs is also monitored on an ongoing basis. IPV is a process that regularly and independently verifies the accuracy and appropriateness of market prices or model inputs used in the valuation of financial instruments. This process assesses fair values using a variety of different approaches to verify and validate the valuations. PAA is a daily process used by management to identify and explain changes in fair value positions across all operating lines of business within BMO Capital Markets. This process works in concert with other processes to ensure that the fair values being reported are reasonable and appropriate.

Securities

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. Securities for which no active market exists are valued using all reasonably available market information. Our fair value methodologies are described below.

Government Securities

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. The fair values of securities that are not traded in an active market are modelled using implied yields derived from the prices of similar actively traded government securities and observable spreads. Market inputs to the model include coupon, maturity and duration.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair value of mortgage-backed securities and collateralized mortgage obligations is determined using independent prices obtained from third-party vendor prices, broker quotes and relevant market indices, as applicable. If such prices are not available, fair value is determined using cash flow models that make maximum use of observable market inputs or benchmark prices for similar instruments. Valuation assumptions for mortgage-backed securities and collateralized mortgage obligations include discount rates, expected prepayments, credit spreads and recoveries.

172	BMO Financial Group 198th Annual Report 2015

Corporate Debt Securities

The fair value of corporate debt securities is determined using prices observed in the most recent transactions. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spreads obtained from independent dealers, brokers and multi-contributor pricing sources.

Corporate Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, fair value is determined using quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis and multiples of earnings.

Privately Issued Securities

Privately issued debt and equity securities are valued using recent prices observed in market transactions, where available. Otherwise, fair value is derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue and other third-party evidence, as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers.

Prices from brokers and multi-contributor pricing sources are corroborated as part of our independent review process, which may include using valuation techniques or obtaining consensus or composite prices from other pricing services. We validate the estimates of fair value by independently obtaining multiple quotes for external market prices and input values. We review the approach taken by third-party vendors to ensure that the vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yields, bid-ask spreads, underlying collateral, weighted-average terms to maturity and prepayment rate assumptions. Fair value estimates from internal valuation techniques are verified, where possible, by reference to prices obtained from third-party vendors.

Loans

In determining the fair value of our fixed rate and floating rate performing loans, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using this approach is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

Derivative Instruments

A number of valuation techniques are employed to estimate fair value, including discounted cash flow analysis, the Black-Scholes model, Monte Carlo simulation and other accepted market models. These vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, recovery rates, corresponding market volatility levels, spot prices, correlation levels and other market-based pricing factors. Option implied volatilities, an input into many valuation models, are either obtained directly from market sources or calculated from market prices. Multi-contributor pricing sources are used wherever possible.

In determining the fair value of complex and customized derivatives, we consider all reasonably available information, including dealer and broker quotations, multi-contributor pricing sources and any relevant observable market inputs. Our model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves and volatilities.

We calculate a credit valuation adjustment (“CVA”) to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is derived from market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure, taking into account credit mitigants such as collateral, master netting agreements and settlements through clearing houses. We also calculate a funding valuation adjustment (“FVA”) to recognize the implicit funding costs associated with over-the-counter derivative positions. The FVA is determined based on reference to market funding spreads.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal carrying value, based on carrying value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal carrying value.

A portion of our structured note liabilities that have coupons or repayment terms linked to the performance of interest rates, foreign currencies, commodities or equity securities have been designated at fair value through profit or loss. The fair value of these structured notes is estimated using internally vetted valuation models and incorporates observable market prices for identical or comparable securities, as well as other inputs such as interest rate yield curves, option volatilities and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine the fair value by assessing other relevant sources of information, such as historical data and proxy information from similar transactions.

Securities Sold But Not Yet Purchased

The fair value of these obligations is based on the fair value of the underlying securities, which can be equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that used for the relevant underlying equity or debt securities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

The fair value of these agreements is determined using a discounted cash flow model. Inputs to the model include contractual cash flows and collateral funding spreads.

Securitization Liabilities

The determination of the fair value of securitization liabilities, recorded in other liabilities, is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, such as discounted cash flows, that maximize the use of observable inputs.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for the same or similar instruments.

Financial Instruments with a Carrying Value Approximating Fair Value

Short-term Financial Instruments

The carrying value of certain financial assets and liabilities, such as interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, certain other assets, acceptances, securities lent and certain other liabilities, is a reasonable estimate of fair value due to their short-term nature or because they are frequently repriced to current market rates.

Other Financial Instruments

Carrying value is assumed to be a reasonable estimate of fair value for our cash and cash equivalents and certain other securities.

For longer-term financial instruments within other liabilities, fair value is determined as the present value of contractual cash flows using discount rates at which liabilities with similar remaining maturities could be issued as at the balance sheet date.

Certain assets, including premises and equipment, goodwill and intangible assets, as well as shareholders’ equity, are not considered financial instruments and therefore no fair value has been determined for these items.

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values.

(Canadian $ in millions)					2015
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities
Held to maturity	9,432	9,534	856	8,678	–
Other (1)	656	2,365	–	–	2,365
	10,088	11,899	856	8,678	2,365
Securities purchased under resale agreements (2)	55,626	54,979	–	54,979	–
Loans
Residential mortgages	105,918	106,322	–	–	106,322
Consumer instalment and other personal	65,598	64,668	–	–	64,668
Credit cards	7,980	7,728	–	–	7,728
Businesses and governments	145,076	143,387	–	–	143,387
	324,572	322,105	–	–	322,105

Deposits	438,169	438,461	–	438,461	–
Securities sold under repurchase agreements (3)	33,576	33,704	–	33,704	–
Other liabilities (4)	22,497	23,025	–	23,025	–
Subordinated debt	4,416	4,590	–	4,590	–

This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, certain other assets, acceptances, securities lent and certain other liabilities.

(1)	Excluded from other securities is $364 million of securities related to our merchant banking business that are carried at fair value on the balance sheet.
(2)	Excludes $12,440 million of securities borrowed for which carrying value approximates fair value.
(3)	Excludes $6,315 million of securities lent for which carrying value approximates fair value.
(4)	Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

174	BMO Financial Group 198th Annual Report 2015

(Canadian $ in millions)					2014
	Carrying value	Fair value	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Securities
Held to maturity	10,344	10,490	838	9,652	–
Other (1)	510	1,829	–	–	1,829
	10,854	12,319	838	9,652	1,829
Securities purchased under resale agreements (2)	33,141	33,095	–	33,095	–
Loans
Residential mortgages	101,013	101,273	–	–	101,273
Consumer instalment and other personal	64,143	63,280	–	–	63,280
Credit cards	7,972	7,706	–	–	7,706
Businesses and governments	120,766	119,399	–	–	119,399
	293,894	291,658	–	–	291,658

Deposits	393,088	393,242	–	393,242	–
Securities sold under repurchase agreements (3)	25,485	25,505	–	25,505	–
Other liabilities (4)	23,546	23,927	–	23,927	–
Subordinated debt	4,913	5,110	–	5,110	–

This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liability under acceptances, certain other assets, acceptances, securities lent and certain other liabilities.

(1)	Excluded from other securities is $477 million of securities related to our merchant banking business that are carried at fair value on the balance sheet.
(2)	Excludes $20,414 million of securities borrowed for which carrying value approximates fair value.
(3)	Excludes $14,210 million of securities lent for which carrying value approximates fair value.
(4)	Other liabilities include securitization and SE liabilities and certain other liabilities of subsidiaries, other than deposits.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows, with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	2015			2014
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	12,342	1,512	–	8,737	1,725	–
Canadian provincial and municipal governments	3,183	3,568	–	3,134	4,062	–
U.S. federal government	2,937	314	–	5,725	440	–
U.S. states, municipalities and agencies	–	589	98	–	626	85
Other governments	396	15	–	124	99	–
Mortgage-backed securities and collateralized mortgage obligations	–	491	–	–	702	–
Corporate debt	328	8,717	243	1,974	9,319	538
Corporate equity	35,901	1,826	–	37,221	10,511	–
	55,087	17,032	341	56,915	27,484	623
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	4,988	2,982	–	4,946	5,555	–
Canadian provincial and municipal governments	2,658	2,267	–	1,679	2,425	–
U.S. federal government	1,754	–	–	1,093	–	–
U.S. states, municipalities and agencies	–	6,084	1	–	5,814	1
Other governments	2,328	3,084	–	2,136	3,996	–
Mortgage-backed securities and collateralized mortgage obligations	–	12,192	–	–	9,949	–
Corporate debt	5,977	1,972	6	5,687	1,971	8
Corporate equity	358	104	1,251	456	146	1,104
	18,063	28,685	1,258	15,997	29,856	1,113
Other Securities	–	–	364	10	–	467
Fair Value Liabilities
Securities sold but not yet purchased	19,499	1,727	–	23,615	3,733	–
Structured note liabilities and other note liabilities	–	9,577	–	–	7,785	–
Annuity liabilities	–	525	–	–	407	–
	19,499	11,829	–	23,615	11,925	–
Derivative Assets
Interest rate contracts	5	19,248	–	23	18,241	–
Foreign exchange contracts	18	16,281	–	32	12,649	–
Commodity contracts	605	1,062	–	653	30	–
Equity contracts	91	892	–	51	896	–
Credit default swaps	–	35	1	–	68	12
	719	37,518	1	759	31,884	12
Derivative Liabilities
Interest rate contracts	25	17,488	–	33	16,983	–
Foreign exchange contracts	15	20,091	–	33	12,110	–
Commodity contracts	380	2,391	–	1,101	233	–
Equity contracts	103	2,098	–	38	3,002	–
Credit default swaps	–	48	–	–	116	8
	523	42,116	–	1,205	32,444	8

Certain comparative figures have been reclassified to conform with the current year’s presentation.

176	BMO Financial Group 198th Annual Report 2015

Quantitative Information about Level 3 Fair Value Measurements

The table below presents the fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

	Reporting line in fair value hierarchy table	Fair value of assets		Significant unobservable inputs	Range of input values (1)
As at October 31, 2015 (Canadian $ in millions, except as noted)			Valuation techniques		Low	High
Securities
Private equity (2)	Corporate equity	1,251	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 5.5x	na 10.1x
Collateralized loan obligations securities (3)	Corporate debt	249	Discounted Cash Flow Model	Yield/Discount Margin	1.50%	1.50%
Merchant banking securities	Other	364	Net Asset Value EV/EBITDA	Net Asset Value Multiple	na 4.5x	na 8.7x
(1)	The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(2)	Included in private equity is $627 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value since these shares are not traded in the market.
(3)	Includes both trading and available-for-sale instruments.

na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at October 31, 2015, for securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $239 million related to securities which are hedged with credit default swaps that are also considered to be Level 3 instruments. As at October 31, 2015, the derivative assets and derivative liabilities were valued at $1 million and $nil, respectively. We determine the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal. As at October 31, 2015, the impact of assuming a 10 basis point increase or decrease in the discount margin would be a $0.2 million decrease or increase in fair value, respectively.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the year ended October 31, 2015.

During the year ended October 31, 2015, $158 million of trading securities and $122 million of available-for-sale securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the year ended October 31, 2015, $90 million of trading securities and $180 million of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

BMO Financial Group 198th Annual Report 2015	177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the year ended October 31, 2015, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2015 (Canadian $ in millions)	Balance October 31, 2014	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2015	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	85	–	13	–	–	–	–	–	98	–
Corporate debt	538	(13)	79	–	–	(361)	–	–	243	(13)
Total trading securities	623	(13)	92	–	–	(361)	–	–	341	(13)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate debt	8	–	–	–	(1)	(1)	–	–	6	na
Corporate equity	1,104	(25)	178	151	(157)	–	–	–	1,251	na
Total available-for-sale securities	1,113	(25)	178	151	(158)	(1)	–	–	1,258	na
Other Securities	467	(34)	66	80	(215)	–	–	–	364	(26)
Derivative Assets
Credit default swaps	12	(11)	–	–	–	–	–	–	1	(11)
Derivative Liabilities
Credit default swaps	8	(8)	–	–	–	–	–	–	–	(8)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Change in unrealized gains (losses) on trading securities, derivative assets and derivative liabilities still held on October 31, 2015 are included in earnings for the year.
na	– not applicable

178	BMO Financial Group 198th Annual Report 2015

The table below presents a reconciliation of all changes in Level 3 financial instruments during the year ended October 31, 2014, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the year ended October 31, 2014 (Canadian $ in millions)	Balance October 31, 2013	Included in earnings	Included in other compre- hensive income	Purchases	Sales	Maturities / Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair value as at October 31, 2014	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	78	–	7	–	–	–	–	–	85	–
Corporate debt	822	6	59	–	(66)	(268)	–	(15)	538	6
Total trading securities	900	6	66	–	(66)	(268)	–	(15)	623	6
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	–	–	–	–	–	–	–	1	na
Corporate debt	30	(1)	–	–	(21)	–	–	–	8	na
Corporate equity	918	(23)	92	192	(67)	–	4	(12)	1,104	na
Total available-for-sale securities	949	(24)	92	192	(88)	–	4	(12)	1,113	na
Other Securities	488	(38)	35	80	(98)	–	–	–	467	(23)
Derivative Assets
Credit default swaps	28	(16)	–	–	–	–	–	–	12	(16)
Derivative Liabilities
Credit default swaps	19	(11)	–	–	–	–	–	–	8	(11)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Change in unrealized gains (losses) on trading securities, derivative assets and derivative liabilities still held on October 31, 2014 are included in earnings for the year.
na	– not applicable

BMO Financial Group 198th Annual Report 2015	179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19: Offsetting of Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The following table presents the amounts that have been offset in our Consolidated Balance Sheet, including securities purchased under resale agreements, securities sold under repurchase agreements and derivative instruments, generally under a market settlement mechanism (e.g. an exchange or clearing house) where simultaneous net settlement can be achieved to eliminate credit and liquidity risk between counterparties. Also presented are amounts not offset in the Consolidated Balance Sheet related to transactions where a master netting agreement or similar arrangement is in place with a right of set-off only in the event of default, insolvency or bankruptcy, or where the offset criteria are otherwise not met.

(Canadian $ in millions)							2015
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/ pledged as collateral (1) (2)	Cash collateral	Net amount
Financial Assets
Securities borrowed or purchased under resale agreements	70,073	2,007	68,066	5,313	61,587	–	1,166
Derivative instruments	54,504	16,266	38,238	27,415	1,290	2,087	7,446
	124,577	18,273	106,304	32,728	62,877	2,087	8,612

Financial Liabilities
Derivative instruments	58,905	16,266	42,639	27,415	7,990	492	6,742
Securities lent or sold under repurchase agreements	41,898	2,007	39,891	5,313	34,104	–	474
	100,803	18,273	82,530	32,728	42,094	492	7,216

(Canadian $ in millions)							2014
				Amounts not offset in the balance sheet
	Gross amounts	Amounts offset in the balance sheet	Net amounts presented in the balance sheet	Impact of master netting agreements	Securities received/ pledged as collateral (1) (2)	Cash collateral	Net amount
Financial Assets
Securities borrowed or purchased under resale agreements	57,119	3,564	53,555	10,004	41,042	–	2,509
Derivative instruments	38,338	5,683	32,655	24,398	1,676	825	5,756
	95,457	9,247	86,210	34,402	42,718	825	8,265

Financial Liabilities
Derivative instruments	39,340	5,683	33,657	24,398	3,048	323	5,888
Securities lent or sold under repurchase agreements	43,259	3,564	39,695	10,004	28,868	–	823
	82,599	9,247	73,352	34,402	31,916	323	6,711

(1)	Financial assets received/pledged as collateral are disclosed at fair value and are limited to the net balance sheet exposure (i.e. any over-collateralization is excluded from the table).
(2)	Certain amounts of collateral are restricted from being sold or re-pledged except in the event of default or the occurrence of other predetermined events.

Note 20: Interest Rate Risk

We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also hold derivative instruments, such as interest rate swaps and interest rate options, with values that are sensitive to changes in interest rates. To the extent that we hold assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.

Interest Rate Gap Position

The determination of the interest rate sensitivity or gap position by necessity entails numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.

The gap position presented is as at October 31, 2015 and 2014. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management strategies.

The assumptions for the years ended October 31, 2015 and 2014 were as follows:

Assets

Fixed rate, fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.

Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

180	BMO Financial Group 198th Annual Report 2015

Goodwill and intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Liabilities

Fixed rate, fixed term liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.

Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.

Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon an assumed maturity profile that considers historical and forecasted trends in balances.

Capital

Common shareholders’ equity is reported as non-interest sensitive.

Yields

Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2015 and 2014.

Interest Rate Gap Position

(Canadian $ in millions, except as noted)
As at October 31	0 to 3 months	4 to 6 months	7 to 12 months	Total within 1 year	Effective interest rate (%)	1 to 5 years	Effective interest rate (%)	Over 5 years	Effective interest rate (%)	Non- interest sensitive	Total
Assets
Cash and cash equivalents	38,934	441	303	39,678	0.25	1,413	0.12	(44)	–	(752)	40,295
Interest bearing deposits with banks	7,382	–	–	7,382	0.17	–	–	–	–	–	7,382
Securities	88,780	863	3,632	93,275	0.59	22,536	2.28	14,063	3.21	1,044	130,918
Securities borrowed or purchased under resale agreements	63,600	3,375	1,041	68,016	0.28	50	0.65	–	–	–	68,066
Loans	192,385	13,943	23,254	229,582	3.25	88,412	3.69	4,723	4.04	11,307	334,024
Other assets	39,199	487	1,073	40,759	na	8,998	na	399	na	11,040	61,196
Total assets	430,280	19,109	29,303	478,692		121,409		19,141		22,639	641,881
Liabilities and Equity
Deposits	245,333	18,022	23,935	287,290	0.54	133,225	0.86	17,654	0.93	–	438,169
Securities sold but not yet purchased	21,223	–	1	21,224	1.04	–	–	2	–	–	21,226
Securities lent or sold under repurchase agreements	39,588	121	182	39,891	0.22	–	–	–	–	–	39,891
Other liabilities	58,211	296	3,245	61,752	na	14,312	na	9,970	na	12,232	98,266
Subordinated debt	66	700	1,500	2,266	4.21	2,000	4.84	150	7.83	–	4,416
Total equity	1,169	–	290	1,459	na	2,207	na	600	na	35,647	39,913
Total liabilities and shareholders’ equity	365,590	19,139	29,153	413,882		151,744		28,376		47,879	641,881
Asset/liability gap position	64,690	(30)	150	64,810		(30,335)		(9,235)		(25,240)	–
Notional amounts of derivatives	(56,851)	(445)	3,092	(54,204)		48,883		5,321		–	–
Total interest rate gap position – 2015
Canadian dollar	6,563	1,989	4,690	13,242		6,608		1,054		(20,904)	–
Foreign currency	1,276	(2,464)	(1,448)	(2,636)		11,940		(4,968)		(4,336)	–
Total gap	7,839	(475)	3,242	10,606		18,548		(3,914)		(25,240)	–
Total interest rate gap position – 2014
Canadian dollar	3,934	(5,433)	6,672	5,173		16,048		2,082		(23,303)	–
Foreign currency	2,174	(4,072)	(580)	(2,478)		5,399		(3,877)		956	–
Total gap	6,108	(9,505)	6,092	2,695		21,447		(1,795)		(22,347)	–

na – not applicable

Note 21: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

Our approach includes establishing limits, targets and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain a cost-effective capital structure.

Regulatory capital requirements and risk-weighted assets for the consolidated entity are determined on a Basel III basis.

Adjusted common shareholders’ equity, referred to as Common Equity Tier 1 capital under Basel III, is the most permanent form of capital. It is comprised of common shareholders’ equity less deductions for goodwill, intangible assets and certain other items under Basel III. Tier 1 capital is primarily comprised of regulatory common equity, preferred shares and innovative hybrid instruments, net of Tier 1 capital deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the collective allowance for credit losses, net of certain Tier 2 capital deductions. Total capital includes Tier 1 and Tier 2 capital. Details of the components of our capital position are presented in Notes 11, 14, 15, 16 and 17.

BMO Financial Group 198th Annual Report 2015	181

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our Common Equity Tier 1 Capital Ratio, Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio are the primary regulatory capital measures.

•	The Common Equity Tier 1 Capital Ratio is defined as common shareholders’ equity, net of capital adjustments, divided by Common Equity Tier 1 capital risk-weighted assets.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by Tier 1 capital risk-weighted assets.
•	The Total Capital Ratio is defined as Total capital divided by Total capital risk-weighted assets.
•	The Leverage Ratio is defined as Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

We have met OSFI’s stated minimum capital ratio requirements as at October 31, 2015.

Regulatory Capital Measures and Risk-Weighted Assets

(Canadian $ in millions, except as noted)	Basel III 2015	Basel III 2014

Common Equity Tier 1 Capital	25,628	22,421
Tier 1 Capital	29,416	26,602
Total Capital	34,584	31,927
Common Equity Tier 1 Capital Risk-Weighted Assets	239,185	222,092
Tier 1 Capital Risk-Weighted Assets	239,471	222,428
Total Capital Risk-Weighted Assets	239,716	222,931
Common Equity Tier 1 Capital Ratio	10.7%	10.1%
Tier 1 Capital Ratio	12.3%	12.0%
Total Capital Ratio	14.4%	14.3%
Leverage Ratio	4.2%	na

All 2015 and 2014 balances above are on a Basel III “all-in” basis.

na – not applicable

Note 22: Employee Compensation – Share-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in tranches over a four-year period starting from their grant date. Each tranche (i.e. the portion that vests each year) is treated as a separate award with a different vesting period. Certain options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. The estimated grant date fair value of stock options granted to employees who are eligible to retire is expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2015		2014		2013
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	13,337,765	76.21	14,968,711	78.17	15,801,966	79.96
Granted	641,875	78.09	1,618,223	68.60	2,003,446	60.11
Exercised	842,821	54.22	2,133,107	53.66	2,069,588	47.95
Forfeited/cancelled	71,281	64.49	88,965	79.77	5,558	56.35
Expired	954,385	139.14	1,027,097	139.34	761,555	150.78
Outstanding at end of year	12,111,153	74.08	13,337,765	76.21	14,968,711	78.17
Exercisable at end of year	6,959,569	80.52	6,607,237	90.85	7,283,321	98.79
Available for grant	4,275,858		4,222,722		5,201,062
Outstanding stock options as a percentage of outstanding shares	1.88%		2.06%		2.32%

Employee compensation expense related to this plan for the years ended October 31, 2015, 2014 and 2013 was $6 million, $11 million and $14 million before tax, respectively ($6 million, $11 million and $13 million after tax, respectively).

The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2015, 2014 and 2013 was $179 million, $279 million and $215 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2015, 2014 and 2013 was $125 million, $145 million and $107 million, respectively.

182	BMO Financial Group 198th Annual Report 2015

Options outstanding and exercisable at October 31, 2015 and 2014 by range of exercise price were as follows:

(Canadian $, except as noted)						2015						2014
		Options outstanding			Options exercisable			Options outstanding			Options exercisable
Range of exercise prices	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of stock options	Weighted- average remaining contractual life (years)	Weighted- average exercise price
$30.01 to $40.00	577,358	3.1	34.13	577,358	3.1	34.13	718,299	4.1	34.13	718,299	4.1	34.13
$40.01 to $50.00	187,327	3.6	42.46	187,327	3.6	42.46	208,437	4.6	42.36	208,437	4.6	42.36
$50.01 to $60.00	4,218,387	5.3	56.00	3,624,686	5.2	56.00	5,087,750	5.7	56.05	3,000,262	6.0	55.73
$60.01 to $70.00	5,458,588	5.2	63.94	1,531,760	4.5	61.87	5,956,232	6.0	63.89	1,313,192	4.1	62.71
$70.01 and over (1)	1,669,493	4.7	170.26	1,038,438	2.0	226.28	1,367,047	2.6	232.14	1,367,047	2.6	232.14

(1)	Issued as part of the acquisition of M&I.

The following table summarizes non-vested stock option activity for the years ended October 31, 2015 and 2014:

(Canadian $, except as noted)		2015		2014
	Number of stock options	Weighted-average grant date fair value	Number of stock options	Weighted-average grant date fair value
Non-vested at beginning of year	6,730,528	6.74	7,685,390	7.18
Granted	641,875	7.45	1,618,223	6.36
Vested	1,533,402	6.90	1,971,073	7.56
Expired	623,730	8.55	559,841	8.83
Forfeited/cancelled	63,687	6.68	42,171	6.49
Non-vested at end of year	5,151,584	6.55	6,730,528	6.74

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2015	2014	2013
Unrecognized compensation cost for non-vested stock option awards	4	5	6
Weighted-average period over which this cost will be recognized (in years)	2.3	2.7	2.1
Total intrinsic value of stock options exercised	18	49	35
Cash proceeds from stock options exercised	46	115	99
Actual tax benefits realized on stock options exercised	1	1	–
Weighted-average share price for stock options exercised (in dollars)	76.1	76.6	64.8

The fair value of options granted was estimated using a binomial option pricing model. The weighted-average fair value of options granted during the years ended October 31, 2015, 2014 and 2013 was $7.45, $6.36 and $5.29, respectively. To determine the fair value of the stock option tranches on the grant date, the following ranges of values were used for each option pricing assumption:

	2015	2014	2013
Expected dividend yield	4.7% – 4.8%	5.0%	6.0% – 6.2%
Expected share price volatility	16.9% – 17.0%	16.4%	18.1% – 18.6%
Risk-free rate of return	1.9% – 2.0%	2.5% – 2.6%	1.7% – 1.9%
Expected period until exercise (in years)	6.5 – 7.0	6.5 – 7.0	5.5 – 7.0

Changes to the input assumptions can result in different fair value estimates.

Expected dividend yield is based on market expectations of future dividends on our common shares. Expected share price volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of a Canadian swap curve with maturities similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2015, 2014 and 2013 was $78.09, $68.60 and $60.11, respectively.

Other Share-Based Compensation

Share Purchase Plans

We offer various employee share purchase plans. The largest of these plans provides the employee the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. Our initial contributions vest after two years participation in the plan, with subsequent contributions vesting immediately. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Employee compensation expense related to these plans for the years ended October 31, 2015, 2014 and 2013 was $52 million, $50 million and $50 million, respectively. There were 19.0 million, 18.7 million and 19.3 million common shares held in these plans for the years ended October 31, 2015, 2014 and 2013, respectively.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Payment amounts are adjusted to reflect reinvested dividends and changes in the market value of our common shares. Depending on the plan, the recipient receives either a single cash payment at the end of the three-year period of the plan, or cash payments over the three years of the plan. As the awards are cash settled, they are recorded as liabilities.

BMO Financial Group 198th Annual Report 2015	183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts payable under such awards are recorded as compensation expense over the vesting period. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. Subsequent changes in the fair value of the liability are recorded in compensation expense in the period in which they arise.

Prior to 2015, we entered into agreements with third parties to assume our liabilities related to a portion of units granted for a fixed up-front payment. For units subject to such arrangements, we no longer have any obligation for future cash payments and as a result no liability is recorded related to these awards. All cash payments made under such arrangements are deferred on the Consolidated Balance Sheet as other assets and are recognized on a straight-line basis over the vesting period. Subsequent changes in fair value of our common shares do not affect the amount of compensation expense related to these awards.

Mid-term incentive plan units granted during the years ended October 31, 2015, 2014 and 2013 totalled 5.8 million, 5.9 million and 5.8 million, respectively. Of these, we entered into agreements with third parties in 2014 and 2013 for 2.8 million and 4.8 million units, respectively. For agreements entered into in 2014 and 2013, we made cash payments of $214 million and $292 million, respectively. The amount of deferred compensation remaining in other assets relating to these arrangements at October 31, 2015 was $38 million ($131 million in 2014) and is expected to be recognized over a weighted-average period of 1 year (1.7 in 2014). Employee compensation expense related to plans where we entered into agreements with third parties for the years ended October 31, 2015, 2014 and 2013 was $81 million, $239 million and $279 million before tax, respectively ($60 million, $177 million and $206 million after tax, respectively).

Mid-term incentive plan units for which we did not enter into agreements with third parties for the years ended October 31, 2015, 2014 and 2013 totalled 5.8 million, 3.1 million and 1.0 million units, respectively. The weighted-average grant date fair value of these awards as at October 31, 2015, 2014 and 2013 was $475 million, $228 million and $50 million, respectively. We recorded employee compensation expense of $289 million, $159 million and $63 million before tax, respectively ($214 million, $118 million and $47 million after tax, respectively). Beginning in November 2014, we no longer enter into agreements with third parties; however, we economically hedge the impact of the change in market value of our common shares by entering into total return swaps (equity contracts). Gains (losses) recognized for the years ended October 31, 2015, 2014 and 2013 were $(26) million, $55 million and $32 million, respectively, resulting in net employee compensation expense of $315 million, $104 million and $31 million, respectively.

A total of 16.1 million, 16.5 million and 15.3 million mid-term incentive plan units were outstanding as at October 31, 2015, 2014 and 2013, respectively, and the intrinsic value of those awards which had vested was $497 million, $288 million and $126 million, respectively. Cash payments made in relation to these liabilities were $173 million, $57 million and $37 million, respectively.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives and key employees in BMO Capital Markets and Wealth Management. Under these plans, fees, annual incentive payments and/or commissions can be deferred as share units of our common shares. These share units are either fully vested on the grant date or vest at the end of three years. The value of these share units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive plan payments are paid upon the participant’s departure from the bank.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive plan payments as a result of dividends and share price movements are recorded as increases or decreases in employee compensation expense in the period of the change.

Deferred incentive plan units granted during the years ended October 31, 2015, 2014 and 2013 totalled 0.3 million, 0.4 million and 0.4 million, respectively, and the weighted-average grant date fair value of these units was $26 million, $26 million and $22 million, respectively.

Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $395 million and $404 million as at October 31, 2015 and 2014, respectively. Payments made under these plans for the years ended October 31, 2015, 2014 and 2013 were $25 million, $18 million and $16 million, respectively.

Employee compensation expense related to these plans for the years ended October 31, 2015, 2014 and 2013 was $12 million, $76 million and $85 million before tax, respectively ($9 million, $56 million and $63 million after tax, respectively). We have entered into derivative instruments to hedge our exposure related to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Gains (losses) on these derivatives for the years ended October 31, 2015, 2014 and 2013 were $(17) million, $56 million and $75 million before tax, respectively. These gains resulted in net employee compensation expense for the years ended October 31, 2015, 2014 and 2013 of $29 million, $20 million and $10 million before tax, respectively ($21 million, $15 million and $7 million after tax, respectively).

A total of 4.9 million, 4.7 million and 4.3 million deferred incentive plan units were outstanding for the years ended October 31, 2015, 2014 and 2013, respectively.

Note 23: Employee Compensation – Pension and Other Employee Future Benefits

Pension and Other Employee Future Benefit Plans

We sponsor a number of arrangements in Canada, the United States and the United Kingdom that provide pension and/or other employee future benefits to our retired and current employees. The largest of these arrangements, by defined benefit obligation, are the primary defined benefit pension plans for employees in Canada and the United States and the primary other employee future benefit plan for employees in Canada.

Pension arrangements include defined benefit pension plans, as well as supplementary arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprise the current service cost plus or minus the interest on net defined benefit assets or liabilities. In addition, we provide defined contribution pension plans to employees in some of our subsidiaries. The costs of these plans, recorded in employee compensation expense, are equal to our contributions to the plans.

184	BMO Financial Group 198th Annual Report 2015

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits, are accounted for on an accrual basis over the period in which the employees provide the related services.

Investment Policy

The assets of the defined benefit pension plans are managed in accordance with all applicable laws and regulations. The plans are administered with a well-defined governance structure, with the oversight and decision-making resting with the Board of Directors.

The plans are managed under a framework that considers both assets and liabilities in the development of an investment policy and in managing risk.

The plans invest in asset classes that include equities, fixed income and alternative strategies, under established investment guidelines. Plan assets are diversified across asset classes and by geographic exposure. They are managed by asset management firms that are responsible for the selection of investment securities. Derivative instruments are permitted under policy guidelines and are generally used to hedge foreign currency exposures, manage interest rate exposures or replicate the return of an asset.

Asset Allocations

The asset allocation ranges and weighted-average actual asset allocations of our primary pension plans, based on the fair market values at October 31, are as follows:

	Pension benefit plans
	Range 2015	Actual 2015	Actual 2014
Equities	25% – 50%	42%	42%
Fixed income investments	35% – 55%	45%	45%
Other	10% – 25%	13%	13%

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis.

Risk Management

The plans are exposed to various risks, including market risk (interest rate, equity and foreign currency risks), credit risk, operational risk, surplus risk and longevity risk. We follow a number of approaches to monitor and actively manage these risks, including monitoring surplus-at-risk, which measures a plan’s risk in an asset-liability framework; stress testing and scenario analyses to evaluate the volatility of the plans’ financial positions and any potential impact on the bank; hedging of currency exposures and interest rate risk within policy limits; controls related to asset mix allocations, geographic allocations, portfolio duration, credit quality, sector guidelines, issuer/counterparty limits and others; and ongoing monitoring of exposures, performance and risk levels.

Pension and Other Employee Future Benefit Liabilities

Our actuaries perform valuations of our defined benefit obligations for pension and other employee future benefits as at October 31 of each year using the projected unit credit method based on management’s assumptions about discount rates, rates of compensation increase, retirement age, mortality and health care cost trend rates.

The discount rates for the primary Canadian and U.S. pension and other employee future benefit plans were selected using high-quality AA rated corporate bonds with terms matching the plans’ cash flows.

The fair value of plan assets is deducted from the defined benefit obligation to determine the net defined benefit asset or liability. For defined benefit pension plans that are in a net defined benefit asset position, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). Changes in the asset ceiling are recognized in other comprehensive income. Components of the change in our net defined benefit assets or liabilities and our pension and other employee future benefit expense are as follows:

Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.

Interest on net defined benefit asset or liability represents the increase in the net defined benefit asset or liability that results from the passage of time and is determined by applying the discount rate to the net defined benefit asset or liability.

Actuarial gains and losses may arise in two ways. First, each year our actuaries recalculate the defined benefit obligations and compare them to those estimated as at the previous year end. Any differences that result from changes in demographic and economic assumptions or from plan member experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Second, actuarial gains and losses arise when there are differences between the discount rate and actual returns on plan assets. Actuarial gains and losses are recognized immediately in other comprehensive income as they occur and are not subsequently reclassified to income in future periods.

Plan amendments are changes in our defined benefit obligations that result from changes to provisions of the plans. The effects of plan amendments are recognized immediately in income when a plan is amended.

Settlements occur when defined benefit obligations for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.

Funding of Pension and Other Employee Future Benefit Plans

We fund our defined benefit pension plans in Canada and the United States in accordance with statutory requirements, and the assets in these plans are used to pay benefits to retirees and other employees. Some groups of employees are also eligible to make voluntary contributions in order to receive enhanced benefits. Our supplementary pension plan in Canada is funded, while in the United States the supplementary pension plan is unfunded.

BMO Financial Group 198th Annual Report 2015	185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our other employee future benefit plans in Canada and the United States are either partially funded or unfunded. Benefit payments related to these plans are either paid through the respective plan or paid directly by us.

We measure the fair value of plan assets for our plans in Canada and the United States as at October 31. In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our minimum funding requirements for our pension arrangements in accordance with the relevant statutory framework (our “funding valuation”). An annual funding valuation is performed for our plans in Canada and the United States. The most recent funding valuation for our primary Canadian plan was performed as at October 31, 2015 and the most recent funding valuation for our primary U.S. plan was performed as at January 1, 2015. Benefit payments for fiscal 2016 are estimated to be $402 million.

A summary of plan information for the past three years is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2015	2014	2013	2015	2014	2013
Defined benefit obligation	7,934	7,504	6,181	1,323	1,317	1,174
Fair value of plan assets	8,072	7,536	6,267	131	113	95
Surplus (deficit) and net defined benefit asset (liability)	138	32	86	(1,192)	(1,204)	(1,079)
Surplus (deficit) is comprised of:
Funded or partially funded plans	362	197	192	(32)	(12)	(9)
Unfunded plans	(224)	(165)	(106)	(1,160)	(1,192)	(1,070)
Surplus (deficit) and net defined benefit asset (liability)	138	32	86	(1,192)	(1,204)	(1,079)

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2015	2014	2013	2015	2014	2013
Annual benefits expense
Benefits earned by employees	286	241	234	29	25	27
Net interest (income) expense on net defined benefit (asset) liability	(5)	(11)	4	50	50	48
Gain on settlement	(13)	–	–	–	–	–
Administrative expenses	4	5	5	–	–	–
Remeasurement of other long-term benefits	–	–	–	4	(5)	(1)
Benefits expense	272	235	243	83	70	74
Canada and Quebec pension plan expense	73	68	69	–	–	–
Defined contribution expense	86	66	57	–	–	–
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	431	369	369	83	70	74

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Weighted-average assumptions used to determine benefit expenses

	Pension benefit plans			Other employee future benefit plans
	2015	2014	2013	2015		2014		2013
Discount rate at beginning of year	4.1%	4.6%	4.2%	4.2%		4.7%		4.4%
Rate of compensation increase	2.9%	2.9%	2.9%	2.6%		2.7%		3.2%
Assumed overall health care cost trend rate	na	na	na	5.5%	(1)	5.4%	(1)	5.4%	(1)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

Assumptions regarding future mortality are based on published statistics and mortality tables calibrated to plan experience, when applicable. The current life expectancies underlying the amounts of the defined benefit obligations for our primary plans are as follows:

(Years)	Canada		United States
	2015	2014	2015	2014
Life expectancy for those currently age 65
Males	23.5	23.4	22.2	21.3
Females	23.9	23.8	23.7	23.4
Life expectancy at age 65 for those currently age 45
Males	24.5	24.4	23.3	23.3
Females	24.9	24.8	24.9	25.2

186	BMO Financial Group 198th Annual Report 2015

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans		Other employee future benefit plans
	2015	2014	2015	2014
Defined benefit obligation
Defined benefit obligation at beginning of year	7,504	6,181	1,317	1,174
Opening adjustment for acquisitions	–	455	–	–
Benefits earned by employees	286	241	29	25
Interest cost on accrued benefit obligation	311	289	55	55
Gain due to settlement	(13)	–	–	–
Benefits paid to pensioners and employees	(373)	(326)	(39)	(36)
Settlement payments	(92)	–	–	–
Voluntary employee contributions	12	12	4	3
Actuarial gains (losses) due to:
Demographic assumption changes	17	48	(47)	(15)
Financial assumption changes	(146)	532	(33)	98
Plan member experience	108	(14)	11	(3)
Foreign exchange and other	320	86	26	16
Defined benefit obligation at end of year	7,934	7,504	1,323	1,317
Wholly or partially funded defined benefit obligation	7,710	7,339	163	125
Unfunded defined benefit obligation	224	165	1,160	1,192
Total defined benefit obligation	7,934	7,504	1,323	1,317
Weighted-average assumptions used to determine the defined benefit obligation
Discount rate at end of year	4.2%	4.1%	4.4%	4.2%
Rate of compensation increase	2.7%	2.9%	2.4%	2.6%
Assumed overall health care cost trend rate	na	na	5.5% (1)	5.4% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	7,536	6,267	113	95
Opening adjustment for acquisitions	–	456	–	–
Interest income on plan assets	316	300	5	4
Excess (shortfall) of actual returns over interest income	182	458	(5)	5
Employer contributions	231	284	35	33
Voluntary employee contributions	12	12	4	3
Benefits paid to pensioners and employees	(373)	(326)	(39)	(36)
Settlement payments	(92)	–	–	–
Administrative expenses	(4)	(5)	–	–
Foreign exchange and other	264	90	18	9
Fair value of plan assets at end of year	8,072	7,536	131	113
Surplus (deficit) and net defined benefit asset (liability) at end of year	138	32	(1,192)	(1,204)
Recorded in:
Other assets	502	261	–	–
Other liabilities	(364)	(229)	(1,192)	(1,204)
Surplus (deficit) and net defined benefit asset (liability) at end of year	138	32	(1,192)	(1,204)
Actuarial gains (losses) recognized in other comprehensive income
Net actuarial gains on plan assets	182	458	(6)	5
Actuarial gains (losses) on defined benefit obligation due to:
Demographic assumption changes	(17)	(48)	44	14
Financial assumption changes	146	(532)	35	(95)
Plan member experience	(108)	14	(4)	(4)
Foreign exchange and other	(22)	–	1	–
Actuarial gains (losses) recognized in other comprehensive income for the year	181	(108)	70	(80)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

BMO Financial Group 198th Annual Report 2015	187

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our pension and other employee future benefit plan assets are measured at fair value on a recurring basis. The fair values of plan assets held by our primary plans as at October 31 are as follows:

(Canadian $ in millions)	Canadian plans		U.S. plans (1)
	2015	2014	2015	2014
Cash and money market funds (2)	44	55	62	39
Securities issued or guaranteed by: (3)
Canadian federal government	188	151	–	–
Canadian provincial and municipal governments	603	584	–	–
U.S. federal government	–	4	91	87
U.S. states, municipalities and agencies	–	2	14	18
Other governments	9	5	–	–
Pooled funds (4)	3,166	2,780	86	85
Derivative instruments (5)	(5)	(17)	–	–
Corporate debt (6)	892	966	458	401
Corporate equity (2)	792	834	511	535
	5,689	5,364	1,222	1,165

(1)	All of the U.S. plans’ assets have quoted prices in active markets, except pooled funds, corporate debt and securities issued or guaranteed by U.S. states, municipalities and agencies.
(2)	All of the cash and money market funds and corporate equity held by Canadian plans as at October 31, 2015 and 2014 have quoted prices in active markets.
(3)	$307 million ($294 million in 2014) of securities issued or guaranteed by governments held by Canadian plans have quoted prices in active markets.
(4)	$1,495 million ($1,328 million in 2014) of pooled funds held by Canadian plans have quoted prices in active markets.
(5)	$Nil ($1 million in 2014) of derivatives held by Canadian plans have quoted prices in active markets.
(6)	$36 million ($69 million in 2014) of corporate debt held by Canadian plans have quoted prices in active markets.
Certain	comparative figures have been reclassified to conform with the current year’s presentation.

No plan assets are directly invested in the bank’s or related parties’ securities as at October 31, 2015 and 2014. As at October 31, 2015, our primary Canadian plan indirectly held, through a BMO managed pooled fund, approximately $9 million ($11 million in 2014) of our common shares. The plans do not hold any property we occupy or other assets we use.

The plans paid $4 million in the year ended October 31, 2015 ($4 million in 2014) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered.

Sensitivity of Assumptions

Key weighted-average assumptions used in measuring the defined benefit obligations for our primary plans are outlined in the following table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in other key variables. Actual experience may result in simultaneous changes in a number of key assumptions. Changes in one factor may result in changes in another, which would amplify or reduce certain sensitivities.

		Defined benefit obligation
(Canadian $ in millions, except as noted)		Pension benefit plans	Other employee future benefit plans
Discount rate (%)		4.2	4.4
Impact:	1% increase ($)	(817)	(144)
	1% decrease ($)	1,033	183
Rate of compensation increase (%)		2.7	2.4
Impact:	0.25% increase ($)	43	1
	0.25% decrease ($)	(42)	(1)
Mortality
Impact:	1 year shorter life expectancy ($)	(119)	(26)
	1 year longer life expectancy ($)	116	26
Assumed overall health care cost trend rate (%)		na	5.5 (1)
Impact:	1% increase ($)	na	73
	1% decrease ($)	na	(76)

(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

na – not applicable

Disaggregation of Defined Benefit Obligation

Disaggregation of the defined benefit obligation for our primary plans is as follows:

	2015	2014
Canadian pension plans
Active members	44%	46%
Inactive and retired members	56%	54%
	100%	100%
U.S. pension plans
Active members	68%	62%
Inactive and retired members	32%	38%
	100%	100%
Canadian other employee future benefit plans
Active members	43%	45%
Inactive and retired members	57%	55%
	100%	100%

188	BMO Financial Group 198th Annual Report 2015

Maturity Profile

The duration of the defined benefit obligation for our primary plans is as follows:

(Years)	2015	2014
Canadian pension plans	13.2	13.6
U.S. pension plans	10.6	11.2
Canadian other employee future benefit plans	16.2	16.5

Cash Flows

Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2015	2014	2013	2015	2014	2013
Contributions to defined benefit plans	198	254	154	–	–	–
Contributions to defined contribution plans	86	66	57	–	–	–
Benefits paid directly to pensioners	33	30	24	35	33	30
	317	350	235	35	33	30

Our best estimate of the contributions we expect to make for the year ending October 31, 2016 is approximately $195 million to our pension benefit plans and $42 million to our other employee future benefit plans.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 24: Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit in other comprehensive income or directly in shareholders’ equity when the taxes relate to amounts recorded in other comprehensive income or shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of unrealized gains (losses) on translation of net foreign operations.

Current tax is the amount of income tax recoverable (payable) in respect of the taxable loss (profit) for a period. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when temporary differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantively enacted, except to the extent that the tax arises from a transaction or event which is recognized either in other comprehensive income or directly in shareholders’ equity. Current and deferred taxes are only offset when they are levied by the same taxation authority, levied on the same entity or group of entities and when there is a legal right to offset.

Included in deferred income tax assets is $16 million related to Canadian tax loss carryforwards that will expire in various amounts between 2033 and 2035, $1,302 million related to U.S. tax loss carryforwards that will expire in various amounts in U.S. taxation years from 2028 through 2034 and $6 million related to U.K. tax loss carryforwards that are available for use indefinitely against relevant profits generated in the U.K. On the evidence available, including management projections of income, we believe that there will be sufficient taxable income generated by our business operations to support these deferred tax assets. The amount of tax on temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in our Consolidated Balance Sheet as at October 31, 2015 is $193 million. Deferred tax assets have not been recognized in respect of these items because it is not probable that realization of these assets will occur.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for certain foreign taxes paid on this income. Upon repatriation of retained earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures for which deferred tax liabilities have not been recognized is $27 billion as at October 31, 2015 ($23 billion in 2014).

BMO Financial Group 198th Annual Report 2015	189

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Provision for Income Taxes

(Canadian $ in millions)	2015	2014	2013
Consolidated Statement of Income
Current
Provision for income taxes for the current period	685	547	1,095
Adjustments in respect of current tax for prior periods	18	(1)	(29)
Deferred
Origination and reversal of temporary differences	248	361	(10)
Effect of changes in tax rates	(15)	(4)	(1)
	936	903	1,055
Other Comprehensive Income and Shareholders’ Equity
Income tax expense (recovery) related to:
Gains (losses) on remeasurement of pension and other employee future benefit plans	51	(63)	126
Unrealized (losses) on available-for-sale securities, net of hedging activities	(87)	(15)	(31)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	43	–	–
Gains (losses) on cash flow hedges	174	51	(57)
Hedging of unrealized (gains) on translation of net foreign operations	(167)	(144)	(146)
Total	950	732	947

Components of Total Provision for Income Taxes (Canadian $ in millions)	2015	2014	2013
Canada: Current income taxes
Federal	395	292	457
Provincial	215	200	300
	610	492	757
Canada: Deferred income taxes
Federal	131	33	(109)
Provincial	71	29	(76)
	202	62	(185)
Total Canadian	812	554	572
Foreign: Current income taxes	36	(58)	90
Deferred income taxes	102	236	285
Total foreign	138	178	375
Total	950	732	947

Set out below is a reconciliation of our statutory tax rates and income taxes that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)	2015		2014		2013
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,410	26.4%	1,382	26.4%	1,386	26.4%
Increase (decrease) resulting from:
Tax-exempt income from securities	(378)	(7.1)	(343)	(6.5)	(250)	(4.7)
Foreign operations subject to different tax rates	(39)	(0.7)	(69)	(1.3)	(10)	(0.2)
Change in tax rate for deferred income taxes	(15)	(0.3)	(4)	(0.1)	(1)	–
Income attributable to non-controlling interests	(29)	(0.5)	(33)	(0.7)	(35)	(0.7)
Adjustments in respect of current tax for prior periods	18	0.3	(1)	–	(29)	(0.6)
Other	(31)	(0.6)	(29)	(0.6)	(6)	(0.1)
Provision for income taxes and effective tax rate	936	17.5%	903	17.2%	1,055	20.1%

Certain comparative figures have been reclassified to conform with the current year’s presentation.

190	BMO Financial Group 198th Annual Report 2015

Components of Deferred Income Tax Balances

(Canadian $ in millions)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry- forwards	Other	Total
Deferred Income Tax Assets (1)
As at October 31, 2013	914	329	344	(29)	1,485	461	3,504
Acquisitions	–	8	15	–	10	2	35
Benefit (expense) to income statement	(252)	31	42	–	(180)	49	(310)
Benefit (expense) to equity	–	3	–	(3)	–	–	–
Translation and other	96	3	18	25	103	72	317
As at October 31, 2014	758	374	419	(7)	1,418	584	3,546
Benefit (expense) to income statement	149	(1)	(16)	–	(300)	14	(154)
Benefit (expense) to equity	–	–	–	(20)	–	–	(20)
Translation and other	112	9	28	(4)	206	76	427
As at October 31, 2015	1,019	382	431	(31)	1,324	674	3,799

		Premises and equipment	Pension benefits	Goodwill and intangible assets	Securities	Other	Total
Deferred Income Tax Liabilities (2)
As at October 31, 2013		(320)	(31)	(275)	(35)	77	(584)
Acquisitions		5	–	(90)	–	–	(85)
Benefit (expense) to income statement		(10)	(35)	28	32	(62)	(47)
Expense to equity		–	60	–	–	–	60
Translation and other		(24)	2	(30)	2	1	(49)
As at October 31, 2014		(349)	(4)	(367)	(1)	16	(705)
Benefit (expense) to income statement		(71)	29	92	6	(135)	(79)
Benefit (expense) to equity		–	(51)	–	–	–	(51)
Translation and other		(34)	(7)	(41)	4	11	(67)
As at October 31, 2015		(454)	(33)	(316)	9	(108)	(902)
(1)	Deferred tax assets of $3,162 million and $3,019 million as at October 31, 2015 and 2014, respectively, are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $265 million and $178 million as at October 31, 2015 and 2014, respectively, are presented on the balance sheet net by legal jurisdiction.

Note 25: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting preferred share dividends by the daily average number of fully paid common shares outstanding throughout the year.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following table presents our basic and diluted earnings per share:

Basic Earnings per Share (Canadian $ in millions, except as noted)	2015	2014	2013
Net income attributable to bank shareholders	4,370	4,277	4,130
Dividends on preferred shares	(117)	(120)	(120)
Net income available to common shareholders	4,253	4,157	4,010
Average number of common shares outstanding (in thousands)	644,916	645,860	648,476
Basic earnings per share (Canadian $)	6.59	6.44	6.19

Diluted Earnings per Share
Net income available to common shareholders	4,253	4,157	4,010
Stock options potentially exercisable (1)	9,472	10,832	10,656
Common shares potentially repurchased	(7,226)	(8,217)	(9,326)
Average diluted number of common shares outstanding (in thousands)	647,162	648,475	649,806
Diluted earnings per share (Canadian $)	6.57	6.41	6.17
(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 1,906,715, 1,734,932 and 2,677,737 with weighted-average exercise prices of $185.22, $235.07 and $201.93 for the years ended October 31, 2015, 2014 and 2013, respectively, as the average share price for the period did not exceed the exercise price.

BMO Financial Group 198th Annual Report 2015	191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 26: Commitments, Guarantees, Pledged Assets, Provisions and Contingent Liabilities

In the normal course of business, we enter into a variety of contracts under which we may be required to make payments to reimburse the counterparty for a loss if a third party does not perform according to the terms of a contract or does not make payments when due under the terms of a debt instrument, and contracts under which we provide indirect guarantees of the indebtedness of another party all of which are considered guarantees.

Guarantees that qualify as derivatives are accounted for in accordance with the policy for derivative instruments (see Note 8). For guarantees that do not qualify as derivatives, the liability is initially recorded at fair value, which is generally the fee received. Subsequently, guarantees are recorded at the higher of the initial fair value, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle the obligation. Any change in the liability is reported in our Consolidated Statement of Income.

In addition, we enter into a variety of commitments, including off-balance sheet credit instruments such as backstop liquidity facilities, securities lending, letters of credit, credit default swaps and commitments to extend credit, as a method of meeting the financial needs of our customers. These commitments include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. The contractual amount of our commitments represents our maximum undiscounted potential exposure, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans.

A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.

The maximum amount payable related to our various commitments is as follows:

(Canadian $ in millions)	2015	2014
Financial Guarantees
Standby letters of credit (1)	15,351	13,949
Credit default swaps (2) (3)	9,385	11,983
Other Credit Instruments
Backstop liquidity facilities (4)	5,528	5,501
Securities lending	6,081	5,269
Documentary and commercial letters of credit	1,101	1,111
Commitments to extend credit (5)	101,173	78,817
Other commitments	3,586	2,261
Total	142,205	118,891

(1) As at October 31, 2015, we recognized $35 million ($50 million in 2014) in other liabilities.

(2) As at October 31, 2015, $8,000 million of the credit default swaps outstanding relates to our credit protection vehicle and will mature within one year.

(3) The fair value of the related derivative liabilities included in our Consolidated Balance Sheet was $48 million as at October 31, 2015 ($124 million in 2014).

(4) As at October 31, 2015, $53 million was outstanding from backstop liquidity facilities ($53 million in 2014) and was recognized in other liabilities.

(5) Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Guarantees

Standby letters of credit represent our obligation to make payments to third parties on behalf of customers if they are unable to make the required payments or meet other contractual requirements. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt directly provided to a third party.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The terms of these contracts range from less than one year to 10 years. Refer to Note 8 for details.

Other Credit Instruments

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets held by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

We lend eligible customers’ securities to third party borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to clients against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis.

Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities.

Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.

As a participant in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors.

192	BMO Financial Group 198th Annual Report 2015

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivative contracts and leasing transactions. Based on historical experience, we expect the risk of loss to be remote.

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. It is difficult to estimate our maximum exposure under these membership agreements since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Pledged Assets

In the normal course of business, we pledge assets as security for various liabilities that we incur.

The following tables summarize our pledged assets and collateral, and the activities to which they relate:

(Canadian $ in millions)	2015	2014
Bank Assets
Cash and securities (1)
Issued or guaranteed by the government of Canada	14,712	7,077
Issued or guaranteed by a Canadian province, municipality or school corporation	5,343	6,000
Other	42,625	44,509
Mortgages, securities borrowed or purchased under resale agreements and other	72,004	64,505
	134,684	122,091

(Canadian $ in millions)	2015	2014
Assets pledged to:
Clearing systems, payment systems and depositories	1,626	540
Foreign governments and central banks	3	2
Obligations related to securities sold under repurchase agreements	25,268	25,492
Securities borrowing and lending	46,678	42,427
Derivatives transactions	12,798	8,682
Securitization	27,373	26,031
Covered bonds	12,301	7,111
Other	8,637	11,806
Total pledged assets and collateral (1)	134,684	122,091

(1)	Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Collateral

When entering into trading activities such as purchases under resale agreements, securities borrowing and lending activities or financing and for certain derivative transactions, we require our counterparties to provide us with collateral that will protect us from losses in the event of their default. Collateral transactions (received or pledged) are typically conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalents must be returned to or returned by the counterparty at the end of the contract.

The fair value of counterparty collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $111,088 million as at October 31, 2015 ($92,464 million as at October 31, 2014). The fair value of collateral that we have sold or repledged was $58,266 million as at October 31, 2015 ($59,440 million as at October 31, 2014).

Lease Commitments

We have entered into a number of non-cancellable leases for premises and equipment. Our computer and software leases are typically fixed for one term and our premises leases have various renewal options and rights. Our total contractual rental commitments as at October 31, 2015 were $2,077 million. The commitments for each of the next five years and thereafter are $353 million for 2016, $328 million for 2017, $274 million for 2018, $236 million for 2019, $211 million for 2020 and $675 million thereafter. Included in these amounts are the commitments related to 904 leased branch locations as at October 31, 2015.

Provisions and Contingent Liabilities

Provisions are recognized when we have a legal or constructive obligation as a result of past events, such as contractual commitments, legal or other obligations where we can reliably estimate the obligation, and it is probable we will be required to settle the obligation. We recognize as a provision the best estimate of the amount required to settle the obligations as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligations.

Changes in the provision balance during the year were as follows:

(Canadian $ in millions)	2015	2014
Balance at beginning of year	195	209
Additional provisions/increase in provisions	268	176
Provisions utilized	(230)	(133)
Amounts reversed	(32)	(59)
Exchange differences and other movements	10	2
Balance at end of year	211	195

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Contingent liabilities are potential obligations arising from past events, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within our control.

BMO Financial Group 198th Annual Report 2015	193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Legal Proceedings

The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. While there is inherent difficulty in predicting the outcome of these other proceedings, management does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank.

BMO Nesbitt Burns Inc., an indirect subsidiary of the bank, has been named as a defendant in several individual actions and proposed class actions in Canada and the United States brought on behalf of shareholders of Bre-X Minerals Ltd. Many of the actions have been resolved as to BMO Nesbitt Burns Inc., including two during the year ended October 31, 2010. Management believes that there are strong defences to the remaining claims and will vigorously defend them.

Note 27: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and the results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using reported and adjusted measures such as net income, revenue growth, return on equity, and non-interest expense-to-revenue (productivity) ratio, as well as operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) provides a full range of financial products and services to more than eight million customers. Personal Banking provides financial solutions for everyday banking, financing, investing, credit card and creditor insurance needs. Commercial banking provides our small business and commercial banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services. Our retail and small and mid-sized business banking customers are served through our branches, contact centres, online and mobile banking platforms and automated banking machines across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services, including insurance products. Wealth Management (“WM”) is a global business with an active presence in markets across Canada, the United States, Europe and Asia.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. Through our Investment and Corporate Banking and Trading Products lines of business, we operate in 29 locations around the world, including 16 offices in North America.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for the bank.

The costs of providing these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts, certain acquisition integration costs, restructuring costs, run-off structured credit activities and adjustments to the collective allowance for credit losses.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements, as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align our organizational structure with our strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current year’s presentation.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment that increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services revenue and provision for income taxes.

194	BMO Financial Group 198th Annual Report 2015

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk. Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2015 (2)
Net interest income	4,937	2,834	642	1,334	(777)	8,970	5,599	3,180	191
Non-interest revenue	1,703	775	5,121	2,539	281	10,419	6,170	2,716	1,533
Total Revenue	6,640	3,609	5,763	3,873	(496)	19,389	11,769	5,896	1,724
Provision for credit losses	496	119	7	26	(36)	612	561	52	(1)
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,254	–	–	1,254	624	–	630
Amortization	236	223	231	98	–	788	428	284	76
Non-interest expense	3,104	2,163	3,126	2,388	613	11,394	6,304	4,372	718
Income before taxes and non-controlling interest in subsidiaries	2,804	1,104	1,145	1,361	(1,073)	5,341	3,852	1,188	301
Provision for income taxes	700	277	295	329	(665)	936	650	240	46
Reported net income	2,104	827	850	1,032	(408)	4,405	3,202	948	255
Non-controlling interest in subsidiaries	–	–	5	–	30	35	30	–	5
Net Income attributable to bank shareholders	2,104	827	845	1,032	(438)	4,370	3,172	948	250
Average Assets	196,788	88,905	29,147	290,325	59,226	664,391	402,166	234,508	27,717

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2014 (2)
Net interest income	4,780	2,482	560	1,177	(538)	8,461	5,476	2,836	149
Non-interest revenue	1,625	669	4,778	2,543	147	9,762	6,541	2,325	896
Total Revenue	6,405	3,151	5,338	3,720	(391)	18,223	12,017	5,161	1,045
Provision for credit losses	528	177	(3)	(18)	(123)	561	533	30	(2)
Insurance claims, commissions and changes in policy benefit liabilities	–	–	1,505	–	–	1,505	1,230	–	275
Amortization	229	223	193	102	–	747	424	279	44
Non-interest expense	2,953	1,854	2,647	2,249	471	10,174	5,871	3,809	494
Income before taxes and non-controlling interest in subsidiaries	2,695	897	996	1,387	(739)	5,236	3,959	1,043	234
Provision for income taxes	679	243	216	310	(545)	903	680	212	11
Reported net income	2,016	654	780	1,077	(194)	4,333	3,279	831	223
Non-controlling interest in subsidiaries	–	–	3	–	53	56	54	–	2
Net Income attributable to bank shareholders	2,016	654	777	1,077	(247)	4,277	3,225	831	221
Average Assets	190,092	74,371	24,980	259,746	44,739	593,928	370,687	200,915	22,326

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total	Canada	United States	Other countries
2013 (2)
Net interest income	4,536	2,321	558	1,197	65	8,677	5,383	3,223	71
Non-interest revenue	1,484	679	3,658	2,186	146	8,153	5,336	2,218	599
Total Revenue	6,020	3,000	4,216	3,383	211	16,830	10,719	5,441	670
Provision for credit losses	559	236	3	(36)	(175)	587	654	(65)	(2)
Insurance claims, commissions and changes in policy benefit liabilities	–	–	767	–	–	767	561	–	206
Amortization	229	225	145	94	–	693	406	274	13
Non-interest expense	2,826	1,711	2,206	1,988	802	9,533	5,574	3,682	277
Income before taxes and non-controlling interest in subsidiaries	2,406	828	1,095	1,337	(416)	5,250	3,524	1,550	176
Provision for income taxes	594	238	268	297	(342)	1,055	627	432	(4)
Reported net income	1,812	590	827	1,040	(74)	4,195	2,897	1,118	180
Non-controlling interest in subsidiaries	–	–	–	–	65	65	54	11	–
Net Income attributable to bank shareholders	1,812	590	827	1,040	(139)	4,130	2,843	1,107	180
Average Assets	177,033	65,764	22,143	246,702	43,789	555,431	345,703	189,476	20,252

(1) Corporate Services includes Technology and Operations.

(2) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 198th Annual Report 2015	195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 28: Significant Subsidiaries

As at October 31, 2015, the bank, either directly or indirectly through its subsidiaries, controls the following significant operating subsidiaries.

	Head or principal office	Book value of shares owned by the bank (Canadian $ in millions)
Bank of Montreal Capital Markets (Holdings) Limited	London, England	273
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal (China) Co. Ltd.	Beijing, China	426
Bank of Montreal Holding Inc. and subsidiaries, including:	Calgary, Canada	27,143
BMO Investments Limited	Hamilton, Bermuda
BMO Reinsurance Limited	St. Michaels, Barbados
BMO Nesbitt Burns Holdings Corporation	Toronto, Canada
BMO Nesbitt Burns Inc.	Toronto, Canada
BMO Private Investment Counsel Inc. (f.k.a BMO Harris Investment Management Inc.)	Toronto, Canada
BMO Asset Management Inc.	Toronto, Canada
BMO Capital Markets Real Estate Inc.	Toronto, Canada
BMO Nesbitt Burns Securities Ltd.	Toronto, Canada
BMO Private Equity (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Nesbitt Burns Financial Services Inc.	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc.	Toronto, Canada
BMO Global Tax Advantage Fund Inc.	Toronto, Canada
BMO InvestorLine Inc.	Toronto, Canada
BMO Service Inc.	Toronto, Canada
Bank of Montreal Ireland plc	Dublin, Ireland
Bank of Montreal Mortgage Corporation	Calgary, Canada	2,559
BMO Mortgage Corp.	Vancouver, Canada
BMO Financial Corp. and subsidiaries, including:	Chicago, United States	18,006
Monegy, Inc.	Toronto, Canada	18
BMO Asset Management Corp. and subsidiaries	Chicago, United States
BMO Capital Markets Corp.	New York, United States
BMO Harris Bank National Association and subsidiaries	Chicago, United States
BMO Harris Investment Company LLC.	Las Vegas, United States
BMO Harris Central National Association	Roselle, United States
BMO Harris Financial Advisors, Inc.	Chicago, United States
BMO Harris Financing, Inc. and subsidiaries	Chicago, United States
BMO Private Equity (U.S.), Inc. and subsidiaries	Chicago, United States
CTC my CFO, LLC	Palo Alto, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States
Sullivan, Bruyette, Speros & Blayney, Inc.	McLean, United States
BMO Global Asset Management (Europe) Limited	London, England	369
F&C Asset Management plc and subsidiaries, including:	London, England
F&C Asset Management Asia Ltd.	Hong Kong, China
F&C Management Luxembourg SA	Luxembourg
F&C Netherlands BV	Amsterdam, Netherlands
Ftc Portugal, Gestao de Patrimonios	Lisbon, Portugal
BMO Real Estate Partners LLP. and subsidiaries	London, England
BMO Life Insurance Company	Toronto, Canada
BMO Life Holdings (Canada), ULC	Halifax, Canada	918
BMO Life Assurance Company	Toronto, Canada
BMO Trust Company	Toronto, Canada	983
LGM (Bermuda) Limited	Hamilton, Bermuda	89
Lloyd George Investment Management (Bermuda) Limited	Hamilton, Bermuda
BMO Global Asset Management (Asia) Limited	Hong Kong, China
LGM Investments Limited (f.k.a Lloyd George Management (Europe) Limited)	London, England
Lloyd George Management (Singapore) Pte Ltd.	Singapore

Significant Restrictions

Our ability to transfer funds between our subsidiaries may be restricted by statutory, contractual, capital and regulatory requirements. Restrictions include:

•	Assets pledged as security for various liabilities we incur. Refer to Note 26 for details.
•	Assets of our consolidated structured entities that are held for the benefit of the note holders. Refer to Note 7 for details.
•	Assets held by our insurance subsidiaries. Refer to Note 12 for details.
•	Regulatory and statutory requirements that reflect capital and liquidity requirements. Refer to Note 21 for details.
•	Funds required to be held with central banks. Refer to Note 2 for details.

196	BMO Financial Group 198th Annual Report 2015

Note 29: Related Party Transactions

Related parties include subsidiaries, associates, joint ventures, key management personnel and employee future benefit plans. Transactions with our subsidiaries are eliminated on consolidation, and are not disclosed as related party transactions.

Key Management Personnel Compensation

Key management personnel is defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the members of our Board of Directors (“directors”) and certain senior executives.

The following table presents the compensation of key management personnel.

(Canadian $ in millions)	2015	2014
Base salary and incentives	20	18
Post-employment benefits	2	2
Share-based payments (1)	27	21
Total key management personnel compensation	49	41

(1)	Amounts included in share-based payments are the fair values of awards granted in the year.

Termination benefits and other long-term benefits were $nil in 2015 ($nil in 2014).

We offer senior executives preferential interest rates on credit card balances, a fee-based subsidy on annual credit card fees, and a select suite of customer loan and mortgage products at rates normally accorded to preferred customers. At October 31, 2015, loans to key management personnel totalled $15 million ($5 million in 2014).

Directors receive a specified amount of their annual retainers in deferred stock units. Until a director’s shareholdings (including deferred stock units) are eight times greater than their annual retainer, they are required to take 100% of their annual retainers and other fees in the form of either our common shares or deferred stock units. They may elect to receive the remainder of such retainer fee and other remuneration in cash, common shares or deferred stock units.

Directors of our wholly owned subsidiary, BMO Financial Corp., are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred stock units.

Joint Ventures and Associates

We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. Our investment in a joint venture of which we own 50% totalled $256 million as at October 31, 2015 ($216 million in 2014). Our investments in associates over which we exert significant influence totalled $389 million as at October 31, 2015 ($286 million in 2014).

Employee Future Benefit Plans

See Note 23 for a description of related party transactions with our employee future benefit plans.

BMO Financial Group 198th Annual Report 2015	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 30:	Contractual Maturities of Assets and Liabilities and Off-Balance
Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions. For further details, see the blue tinted font portion of the Liquidity and Funding Risk section of Management’s Discussion and Analysis.

(Canadian $ in millions)										2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	39,438	–	–	–	–	–	–	–	857	40,295
Interest bearing deposits with banks	5,077	1,728	411	94	70	2	–	–	–	7,382
Securities
Trading securities	954	1,432	633	3,900	2,241	3,639	5,993	15,940	37,728	72,460
Available-for-sale securities	1,260	1,198	995	590	2,434	4,641	18,699	16,476	1,713	48,006
Held-to-maturity securities	66	96	367	311	318	658	3,721	3,895	–	9,432
Other securities	3	–	–	–	–	–	61	13	943	1,020
Total securities	2,283	2,726	1,995	4,801	4,993	8,938	28,474	36,324	40,384	130,918
Securities borrowed or purchased under resale agreements	44,959	17,564	4,400	714	389	40	–	–	–	68,066
Loans
Residential mortgages	1,189	2,022	4,014	4,758	4,567	17,807	61,913	9,648	–	105,918
Consumer instalment and other personal	475	619	1,334	1,509	1,513	3,844	23,578	9,228	23,498	65,598
Credit cards	–	–	–	–	–	–	–	–	7,980	7,980
Businesses and governments	6,406	8,895	5,929	6,482	16,426	16,118	45,541	8,203	31,076	145,076
Customers’ liability under acceptances	8,607	2,692	8	–	–	–	–	–	–	11,307
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,855)	(1,855)
Total loans and acceptances, net of allowance	16,677	14,228	11,285	12,749	22,506	37,769	131,032	27,079	60,699	334,024
Other Assets
Derivative instruments	3,611	2,862	1,043	1,827	752	4,961	9,591	13,591	–	38,238
Premises and equipment	–	–	–	–	–	–	–	–	2,285	2,285
Goodwill	–	–	–	–	–	–	–	–	6,069	6,069
Intangible assets	–	–	–	–	–	–	–	–	2,208	2,208
Current tax assets	–	–	–	–	–	–	–	–	561	561
Deferred tax assets	–	–	–	–	–	–	–	–	3,162	3,162
Other	1,249	445	47	4	–	–	12	4,347	2,569	8,673
Total other assets	4,860	3,307	1,090	1,831	752	4,961	9,603	17,938	16,854	61,196
Total Assets	113,294	39,553	19,181	20,189	28,710	51,710	169,109	81,341	118,794	641,881

198	BMO Financial Group 198th Annual Report 2015

(Canadian $ in millions)										2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,188	5,618	2,917	966	1,172	101	–	–	6,173	27,135
Businesses and governments	22,866	39,848	22,135	7,498	10,962	14,497	27,112	10,891	107,809	263,618
Individuals	1,632	3,457	5,392	3,872	6,086	8,787	15,135	1,784	101,271	147,416
Total deposits	34,686	48,923	30,444	12,336	18,220	23,385	42,247	12,675	215,253	438,169
Other liabilities
Derivative instruments	2,586	3,858	1,574	3,493	1,259	6,030	11,637	12,202	–	42,639
Acceptances	8,607	2,692	8	–	–	–	–	–	–	11,307
Securities sold but not yet purchased	21,226	–	–	–	–	–	–	–	–	21,226
Securities lent or sold under repurchase agreements	35,599	3,990	121	104	77	–	–	–	–	39,891
Current tax liabilities	–	–	–	–	–	–	–	–	102	102
Deferred tax liabilities	–	–	–	–	–	–	–	–	265	265
Securitization and liabilities related to structured entity	2	880	446	2,514	337	3,864	8,834	4,796	–	21,673
Other	8,148	319	30	15	185	1,071	3,181	2,201	7,130	22,280
Total other liabilities	76,168	11,739	2,179	6,126	1,858	10,965	23,652	19,199	7,497	159,383
Subordinated debt	–	–	–	–	–	100	–	4,316	–	4,416
Total Equity	–	–	–	–	–	–	–	–	39,913	39,913
Total Liabilities and Equity	110,854	60,662	32,623	18,462	20,078	34,450	65,889	36,190	262,663	641,881

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,815	6,651	3,994	5,946	6,549	15,542	63,885	2,319	–	106,701
Operating leases	29	60	89	88	87	328	721	675	–	2,077
Securities Lending	6,081	–	–	–	–	–	–	–	–	6,081
Purchase obligations	52	104	155	155	156	561	531	133	–	1,847

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group 198th Annual Report 2015	199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions)										2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	27,625	–	–	–	–	–	–	–	761	28,386
Interest bearing deposits with banks	4,124	1,420	521	14	31	–	–	–	–	6,110
Securities
Trading securities	542	1,159	584	1,344	1,274	5,255	9,722	17,409	47,733	85,022
Available-for-sale securities	1,014	345	553	1,138	714	8,750	21,047	11,699	1,706	46,966
Held-to-maturity securities	–	–	113	98	294	1,356	4,172	4,311	–	10,344
Other securities	–	10	3	2	–	–	45	19	908	987
Total securities	1,556	1,514	1,253	2,582	2,282	15,361	34,986	33,438	50,347	143,319
Securities borrowed or purchased under resale agreements	39,014	10,255	2,536	678	938	134	–	–	–	53,555
Loans
Residential mortgages	1,284	1,528	3,763	4,725	4,470	20,497	55,659	9,087	–	101,013
Consumer instalment and other personal	386	458	1,097	1,193	1,257	6,491	20,847	8,981	23,433	64,143
Credit cards	–	–	–	–	–	–	–	–	7,972	7,972
Businesses and governments	5,898	7,232	5,401	5,128	12,030	10,328	37,525	6,294	30,930	120,766
Customers’ liability under acceptances	8,871	1,920	77	1	9	–	–	–	–	10,878
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,734)	(1,734)
Total loans and acceptances, net of allowance	16,439	11,138	10,338	11,047	17,766	37,316	114,031	24,362	60,601	303,038
Other Assets
Derivative instruments	2,703	2,348	1,387	1,746	796	3,436	8,955	11,284	–	32,655
Premises and equipment	–	–	–	–	–	–	–	–	2,276	2,276
Goodwill	–	–	–	–	–	–	–	–	5,353	5,353
Intangible assets	–	–	–	–	–	–	–	–	2,052	2,052
Current tax assets	–	–	–	–	–	–	–	–	665	665
Deferred tax assets	–	–	–	–	–	–	–	–	3,019	3,019
Other	1,509	271	149	4	–	–	64	3,545	2,689	8,231
Total other assets	4,212	2,619	1,536	1,750	796	3,436	9,019	14,829	16,054	54,251
Total Assets	92,970	26,946	16,184	16,071	21,813	56,247	158,036	72,629	127,763	588,659

Certain	comparative figures have been reclassified to conform with the current year’s presentation.

200	BMO Financial Group 198th Annual Report 2015

(Canadian $ in millions)										2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	7,495	4,680	1,067	597	2	–	–	–	4,402	18,243
Businesses and governments	26,644	25,061	20,255	10,157	8,439	16,347	23,914	8,198	100,124	239,139
Individuals	2,039	3,290	5,472	4,296	5,288	6,386	16,454	1,528	90,953	135,706
Total deposits	36,178	33,031	26,794	15,050	13,729	22,733	40,368	9,726	195,479	393,088
Other liabilities
Derivative instruments	1,545	2,321	1,325	2,095	1,399	4,565	9,633	10,774	–	33,657
Acceptances	8,871	1,920	77	1	9	–	–	–	–	10,878
Securities sold but not yet purchased	27,348	–	–	–	–	–	–	–	–	27,348
Securities lent or sold under repurchase agreements	36,757	2,624	149	95	70	–	–	–	–	39,695
Current tax liabilities	–	–	–	–	–	–	–	–	235	235
Deferred tax liabilities	–	–	–	–	–	–	–	–	178	178
Securitization and liabilities related to structured entity	3	429	1,560	341	1,135	3,976	10,066	4,955	–	22,465
Other	7,226	142	16	330	26	193	3,577	1,723	7,565	20,798
Total other liabilities	81,750	7,436	3,127	2,862	2,639	8,734	23,276	17,452	7,978	155,254
Subordinated debt	–	–	–	–	–	–	100	4,813	–	4,913
Total Equity	–	–	–	–	–	–	–	–	35,404	35,404
Total Liabilities and Equity	117,928	40,467	29,921	17,912	16,368	31,467	63,744	31,991	238,861	588,659

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,274	1,714	3,844	6,046	3,828	15,040	51,035	1,537	–	84,318
Operating leases	26	52	77	77	76	281	630	638	–	1,857
Securities Lending	5,269	–	–	–	–	–	–	–	–	5,269
Purchase obligations	58	113	169	169	169	586	783	209	–	2,256

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group 198th Annual Report 2015	201